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04010965

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Suzano de Papel e Celulose

*CURRENT ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3550 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/31/04

82-3550

AR/S
12-31-03

KPMG

Companhia Suzano de Papel e Celulose
(Publicly-held Company)

Financial statements
December 31, 2003 and 2002

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law and the rules issued by the Brazilian Securities and Exchange Commission (CVM))

Companhia Suzano de Papel e Celulose

Publicly-held Company

Financial statements

December 31, 2003 and 2002

Contents

Management report

1. Our operations

Companhia Suzano de Papel e Celulose is one of Latin America's largest integrated manufacturers of paper products and wood pulp, with a leading position in several market segments in the region. Our total pulp production capacity is 1.0 million tons/year, of which 410 thousand tons/year are market pulp and the rest is used in our production of paper. Our total paper production capacity is 775 thousand tons/year. These are consolidated figures for the parent company **Cia. Suzano de Papel e Celulose** and its 94%-held subsidiary **Bahia Sul.**

Our four main products – sold in Brazil's domestic market and exported – are:

- eucalyptus pulp;
- uncoated printing and writing papers;
- coated printing and writing papers; and
- paperboard.

Our aggregate capacity to produce final products (market pulp plus paper) is 1.185 million tons/year. When the modernization projects that are starting operation in early 2004 reach full capacity, this will increase to 1.29 million tons/year.

We have three plants – two in São Paulo state (the B and C mills) and one in Mucuri, in Bahia state – and 269.8 thousand hectares of land close to the mills. Of this land, 164.9 thousand hectares is available for planting of eucalyptus, and most of the remaining area is permanently maintained for environmental preservation.

Since its origin, 80 years ago, Cia. Suzano de Papel e Celulose has been controlled by the Feffer family, a long-standing entrepreneurial group in the pulp and paper sector. This control is currently exercised through **Suzano Holding S.A.**, which also has investments in Brazilian petrochemicals.

2. Our competitive environment

2.1. *Economic factors*

Confidence in Brazil's financial markets returned after the political transition at the end of 2002, and due to the macroeconomic stabilization policy of the new government. This resulted in appreciation of the Brazilian currency (the *Real*), a reduction in Brazil risk, and an increase in flows of external funding. The exchange rate against the US dollar fell from R$ 3.53/US$ to R$ 2.89/US$ from the beginning to the end of 2003 – the average exchange rate in 2002 was R$ 2.92/US$, and the average exchange rate in 2003 was R$ 3.08/US$.

High domestic interest rates – though declining – were the main reason for a strong reduction in demand for paper in the Brazilian market, but due to our flexibility of operation we were successful in redirecting sales to exports. The stronger Real reduced the revenues in local currency arising from our increased higher exports, but at the same time significantly reduced the value in Reais of the portion of our debt that is contracted in US dollars – directly contributing to the profit reported for the year.

The international environment was much more benign, with strong financial liquidity, bringing us lower funding costs and longer terms for our financing transactions. The recoveries in the economies of the United States and, to a lesser extent, Europe and Japan – and the continuing strong growth of the Chinese economy – were factors supporting our higher exports in 2003.

2.2. *Our markets: (i) Wood pulp*

During 2003 there was less volatility in international prices than in the previous years, and the average market price of US$ 503/ton (Eucalyptus pulp CIF Europe), was 10% higher than our average price in 2002.

On the supply side, total worldwide eucalyptus market pulp capacity increased over the year, and this was a factor in reducing prices in the second half of the year. On the demand side, there were several factors helping to increase average prices, most importantly the growth in the economies of the US and China (Chinese pulp imports grew 15% in 2003), and the strengthening of the Euro against the Dollar (which improved import conditions in Europe). During the year, Norscan inventories performed better than the industry was expecting, and they rose more than expected at the end of the year.

2.3. Our markets: (ii) Paper

There was a strong reduction in the demand for paper in the Brazilian market in 2003.

The uncoated and coated paper segments of the printing and writing paper market were affected by the reduction in government related purchases – both direct (through the National Education Development Fund, FNDE) and indirect (through lower promotional activity). The paperboard segment was strongly affected by the reduction in economic activity, which reduced consumption of packaging materials.

In the international market, the average price difference between uncoated woodfree paper (Reels CIF Northern Europe) and eucalyptus pulp was US$243/ton. This was in line with the historical average of US$250/ton.

3. Business strategy

Our fundamental objective in reviewing strategy and investing in operations is to maximize the return to our shareholders, through growth in our business both in the domestic market and also worldwide. This is also a process of continuous construction of a company of excellence, to strengthen our position as one of the world's lowest cost producers of market pulp, while maintaining our commitment to social and environmental responsibility. The main elements of our business strategy are:

- *To expand and modernize production:* The projects we have in progress and under study will enable us to grow organically, doubling our present annual production capacity for market pulp and paper, to 2.4 million tons, by 2008.

- *To develop products and add value for our clients:* We seek to achieve a degree of differentiation in quality and services, and to develop innovative products with a focus on the regional market of Latin America.

- *To increase our operational efficiency:* We invest in modernization, and improvement of existing systems, to reduce unit production costs.

- *To improve our relationship with the capital markets and diversify financing sources:* We have revised our corporate governance practices, and our degree of transparency, and taken measures to improve liquidity.

- *To carry out our business in a socially and environmentally responsible way:* We aim to reconcile economic return with social development and environmentally responsible practices.

- *To aim for management excellence:* We aim to achieve a world-class standard of management.

4. Corporate governance

In 2003 we took important steps toward improving our corporate governance.

We adopted a new business model, in which the controlling stockholders concentrate their activity at more strategic levels, on the Board of Directors and on its committees, and are no longer involved on the day-to-day operations of our business. The holding company, Suzano Holding S.A., was restructured, hired executives in the market, and assumed a fully strategic function. The Management Committee and the Strategy Committee were created to contribute to the process of decision making by the Board of Directors.

The Board of Directors was expanded, with the addition of two new independent professional members, one appointed by BNDESPar (the investment arm of the Brazilian Development Bank), and the other elected by the minority shareholders. All members have a one-year mandate, and none of them have executive functions in the company. In 2003, we decided no longer to use the three-name list system for appointment of the representative of the minority shareholders on the Board of Directors. This decision will be in effect as from the Ordinary Stockholders' Meeting of 2004.

Additionally, we adopted the Level I corporate governance standards of the São Paulo Stock Exchange (Bovespa), in May 2003, improved our information disclosure policy, and increased our activity in investor relations. We reshaped the policy for compensation of our executives to include a long-term element based on the performance of the company's shares – thus helping align the interests of senior executives and shareholders. We are well advanced with the processes of preparing financial statements according to US GAAP (accounting principles generally accepted in the United States).

In 2003 we did not contract any additional services other than auditing services from our independent auditors.

5. Capital expenditure

We invested a total of R$ 540.8 million, as part of our strategy of organic growth. Capital expenditure on operational investment, including investment in forest formation, totaled R$ 374.5 million in the São Paulo units and R$ 145.4 million in the Mucuri unit. Further to this, we invested an additional R$ 16.3 million million in Capim Branco, a hydroelectric powerplant, and R$ 3.9 million in other capital expenditure on forest management and development.

In Plant B we continued our wide-ranging project to modernize and increase paper and pulp production capacity, in phase 1 of the P and Q projects, respectively. The new pulp production facility started production in December 2003, increasing our total pulp production by 99 thousand tons/year. Completion of the modernization of the B8 paper machine is scheduled for March 2004, increasing its production of uncoated printing and writing paper by 43 thousand tons/year. This modernization will have an immediate impact during 2004, increasing production volume, diluting fixed costs and reducing consumption of several input materials. Under phases 1 and 2 of these projects, pulp production capacity is scheduled to expand by 146 thousand tons/year, and uncoated printing and writing paper production capacity by 86 thousand tons/year, by 2006. Since part of the additional production of pulp will be going into manufacture of paper, the growth in market pulp will be 74,000 tons. The estimated total investment in these projects over the period 2003-2006 is US$ 242 million. The total capital expenditure on these projects in 2003 was R$ 260.9 million, or US$ 84.8 million.

At Mucuri, the optimization project that is in progress will increase annual pulp production by 60 thousand tons, starting in 2005, with removal of bottlenecks in some processes, improvement of environmental performance, and potential reduction of costs. In 2003 we made capital expenditure of R$ 33.9 million, or US$ 11.0 million, on contracting services and equipment for this project, for which total capital expenditure is estimated at US$ 66 million.

The expansion of pulp production capacity at the Mucuri plant will add 1.0 million tons/year of capacity, increasing total annual pulp production capacity to 1.65 million tons in 2008. In December 2003 the Board of Directors approved the continuation of the project, for a total estimated investment of US$ 1.2 billion, including formation of the forest base.

6. Our operations

6.1. Natural resources

Our guidelines for natural resources operations – in line with our strategies of modernization and expansion of production, increase of operational efficiency and social and environmentally responsible action – are: increase of the forest base; improvement in productivity; operations in accordance with the best environmental practices; and an increase in the contracted area planted by independent farmers.

The expansion of the forest base is a basic need if the increased production of pulp that will result from the modernization project at the B mill, and the optimization and expansion projects at Mucuri, are to continue to be competitive.The area we allocate to planting for production in the states of São Paulo and Bahia grew by 3,2 thousand hectares in 2003 to 164.9 thousand hectares. The total area of our forest properties in these two regions is 269.8 thousand hectares; in the States of Maranhão and Minas Gerais we had a further total 161.6 thousand hectares on December 31, 2003. For the Bahia Sul expansion project, 82% of the forest base – including contracted areas planted by independent farmers – has already been formed.

We succeeded in increasing our productivity by 3% in 2003, based on our continuous inventory of forests. This was the result of technology development, research and genetic mapping. We now have field materials that are more appropriate to our industrial activity, using cloning of the best trees, duly approved in tests for industrial purposes.

As well as our own reserves, some 7% of the wood that we consumed in 2003 came from contracted suppliers, entirely from development projects that we had promoted and supported with our own technical assistance advice programs. This creates a strong relationship link with the producers, while at the same time we are helping create employment and income in the areas in which we operate, at the same time as optimizing the return on the investments.

6.2. Supplies and logistics

In 2003, we planned and began to put in place two new operational models for logistics and supplies, covering both mills and finished products, internal and external flows, storage, and the various means of transport. We are achieving improvements in both costs and safety in our operations.

The scope of the new model for strategic supplies includes providers of services, maintenance material and raw materials. We are concentrating action on revision of contracts and a quest for synergies in the acquisitions of the items most used. We have increased the use of e-commerce tools to simplify and improve purchasing conditions – a highlight was a Dutch auction for acquisition of energy, which gave us significant reduction in costs on this input up to and including 2007.

We will be reaching self-sufficiency in electricity in 2007, with the conclusion of the Capim Branco I and II hydroelectric plants, in Minas Gerais, which will have total capacity of 450 MW. For our estimated capital expenditure of R$ 183.2 million in this project, we will be receiving 17.9% of the electricity generated.

6.3. Production

In 2003, we produced 424.9 thousand tons of market pulp – 0.1% more than in 2002 – and 776.4 thousand tons of paper – 2.5% more than in 2002. Our total output of pulp and paper products in the year was 1,201.3 thousand tons, 1.6% more than we produced in the previous year – also, more than the nominal production capacity of all our plants (1,185 thousand tons), reflecting our operational improvements, which increased productivity.

Our production cost of market pulp is among the lowest in the world; and with the expansion of the Bahia Sul plant this leading position is further consolidated. Our market pulp production cost in 2003 was US$ 143/ton, compared to US$ 132/ton in 2002. The increase is mainly due to higher labor costs, higher prices of services and input materials, and the negative effect of the change in the average dollar exchange rate in the year.

6.4. Sales and distribution

In the year 2003 we sold a total of 1,153.6 thousand tons, compared with 1,161.9 thousand tons in 2002. The reduction in domestic demand for paper resulted in our domestic sales falling from 539.5 thousand tons in 2002 to 469.0 thousand tons in 2003. Using our operational flexibility, however, we redirected a larger part of our sales volume to the external market. Our exports grew 10% in the year, to 684.5 thousand tons, providing 59.3% of our sales volume, compared with 53.6% in 2002. And this export growth was diversified: we exported to 77 countries in the year.

In Brazil, the objective of our distribution division – **SPP Nemo** – is to serve our smaller local clients, and to operate as a multi-brand distributor. In 2003 it sold 12.6 thousand tons of products manufactured by third parties – a volume 36.1% smaller than its third party sales in 2002.

7. Analysis of our Financial Results

7.1. Income Statement

7.1.1. Parent company results

Net Sales in 2003 was R$ 1,400.9 million, an increase of 15.1% from 2002, reflecting growth of 18.3% in average prices, in Reais, and sales volume 2.7% lower.

Gross profit increased from R$ 538.9 million in 2002 to R$ 554.3 million in 2003 – growth of 2.9%. There was an increase in the cost of sales, which related mainly to the adjustment in our personnel expenses and the increase in prices of input materials, but also some non-recurring increases. These included consumption of pulp acquired at market prices during the downtime for machinery startup in the Q project, higher cost of utilities due to lower production of pulp, and an adjustment in the provision for maintenance shutdown expenses.

EBITDA was R$ 401.3 million in 2003, 3.1% higher than in 2002. There were increases in administrative and selling expenses, mainly in personnel expenses, and higher marketing and distribution expenses arising from the higher volume of exports; and also non-recurring expenses of R$ 15.8 million, arising from organizational restructuring and from the stock offering.

Net financial income: After net financial expenses of R$ 820.3 million in 2002, the parent company posted net financial income of R$ 8.3 million in 2003 – essentially, reflecting the volatility in the FX rate in the two years.

Equity income in subsidiaries and affiliates was R$ 355.4 million in 2003, compared with R$ 451.1 million in 2002. This reflected (i) the increase in the contribution from Bahia Sul from R$ 145.5 million in 2002 to R$ 380.5 million in 2003, and (ii) the effect of the variation in exchange rate on the cash position of **Suzanopar Investimentos Ltd.** – where the positive effect of the weakening of the Reais in 2002 was not reversed in 2003 since most of this cash was used to repay a loan. This resulted in Suzanopar posting positive equity income of R$ 297.4 million in 2002, and negative equity income of R$ 23.1 million in 2003.

Net income of the parent company in 2003 was R$ 582.1 million, compared with R$ 104.4 million in the previous year. This result was strongly influenced by the effect of the appreciation of the Real against the dollar on the company's foreign-currency-denominated debt.

7.1.2. Consolidated results

Net sales

Consolidated net sales was R$ 2,477.9 million in 2003, an increase of 19.8% from 2002, reflecting a positive effect from the 20.7% increase in average selling price, and the negative effect of a reduction of 0.7% in total volume sold.


Net Sales
(in Reais)
1,297,509
1,584,783
1,785,027
2,068,415
2,477,923
47%
52%
42%
58%
44%
56%
49%
51%
50%
50%
1999
2000
2001
2002
2003
Domestic Market Exports

In the domestic market, our net sales increased 16.0%, to R$ 1,234.1 million, in 2003. The better average prices more than offset the reduction of 13.1% in volume sold. Our export net sales revenue increased by 23.8% to R$ 1,243.8 million in 2003, reflecting increases of average US$ prices of 4.6% for paper and average 6.4% for pulp, the lower average dollar exchange rate in 2003 than 2002; and the 10.0% growth in our volume exported, mainly in higher value-added paper.


Breakdown of 2003 net sales
23.0%
48.5%
9.7%
18.8%
Pulp
Art paper. Paperboard
Printing and writing papers


Export destinations
in 2003 (tons)
24.0%
21.9%
18.5%
35.7%
Asia
Europe
North America
Other

Cost of sales

Our cost of sales increased 21.1%, to R$ 1,347.3 million, in 2003. This primarily reflects: increases in prices of raw materials, and expenditure on electricity; increase in our labor costs; and the increase in the exports of paper – resulting in increased total transportation costs.

Gross profit
Our gross profit in 2003 was R$ 1.130,6 million, an increase of 18.2% from 2002. Gross margin declined by 60 basis points, from 46.2% in 2002 to 45.6% in 2003, mainly reflecting the increase in paper exports, which have lower margins.

Selling expenses
Our selling expenses increased 10.8%, to R$ 140.5 million, in 2003. This reflects an increase in marketing and distribution expenses arising from the increased volume of exports, and also the effect on our dollar-denominated export-related expenses of the depreciation of the average Real against the dollar over the year (from 2002 to 2003).

General and administrative expenses
Our general and administrative expenses, at R$ 201.4 million in 2003, were 20.2% higher than in 2002. This mainly reflects the increased personnel expenses, including an increase related to our profit-sharing program, and an increase in tax provisions. In 2003 we had R$ 15.8 million of non-recurring expenses, related to the organizational restructuring and the stock offering transaction of November 2003. As a percentage of net sales revenue, SG&A was relatively unchanged from 2002, at 8.1%.

Ebitda
Our Ebitda, at R$ 1,000.2 million in 2003, increased 19.0% from R$ 840.7 million in 2002. The Ebitda margin on net sales, at 40.4%, was stable in comparison with its value of 40.6% in 2002.

Net financial income
In 2003 we posted consolidated net financial income of R$ 76.9 million, which compares with net financial expenses of R$ 771.6 million in 2002. Substantial parts of these amounts relate to the effects of net monetary adjustment and FX variations on our assets and liabilities denominated in US dollars – and hence do not necessarily represent disbursements nor entry of cash in these periods: in 2003 the aggregate effect of these factors was a net gain of R$ 318.5 million; while in 2002 it was a net loss of R$ 576.6 million.

Income tax and social contribution expenses
In 2003 our aggregate expense of income tax and the social contribution was R$ 259.0 million, compared with a tax credit of R$ 191.8 million in 2002. The increase relates principally to the reduction in our net financial expenses, and to the non-taxable income of foreign subsidiaries, which resulted in a credit of R$ 147.9 million in 2002, and an expense of R$ 43.3 million in 2003.

Net income
Consolidated net income increased to R$ 586.5 million in 2003 (R$ 2.1443 per share), from R$ 55.1 million (R$ 0.2131 per share) in 2002.

7.2. Analysis of our two business segments

7.2.1. Paper

Our net sales of paper in 2003 was R$ 1,907.3 million, an increase of 21.9% million from 2002. The positive effect of the 22.2% increase in the average price of paper sold, to R$ 2,545.5/ton in 2003, was partially offset by the reduction of 0.2% in volume sold, from 751.0 thousand tons in 2002 to 749.3 thousand tons in 2003. The increase of our average selling price of paper reflected an overall increase in domestic market prices, and also our line of higher-added-value products. The fall in sales volume was caused by the slowdown in the Brazilian economy. We exported 44.1% of our sales of paper in 2003 – compared to 37.6% in 2002.


Paper sales
(in tons)
800,000
600,000
400,000
200,000
-
731,211
714,923
732,919
750,954
749,259
41%
32%
32%
38%
44%
59%
68%
68%
62%
56%
1999
2000
2001
2002
2003
Domestic
Exports
Total

We actively increased our focus on the final consumer, strengthening the wide-ranging relationships in the market that we have built over 80 years. Our strong presence in the publishing market reflects both this strategy and the high quality of our products.

We achieved strong growth in our exports of paper in 2003. These graphs show the regions to which they were exported in 2003 and 2002:


Paper Export Destination
in 2003 (toneladas)
17,7%
12,5%
25,6%
31,9%
12,4%
Asia
Europa
Am. do Norte
Am. do Sul
Outros

7.2.2. Pulp

Our net sales from pulp also increased in 2003 – by 13.3% from 2002, to R$ 570.7 million. This increase mainly reflected the increase of 15.2% in the average price of pulp – to R$ 1,411.4/ton – in 2003, offsetting the result of an 1.6% decline in sales volume, to 404.3 thousand tons in the year. The increase in the average price of pulp in Reais reflects the growth of 10% in international prices (CIF Europe) and the depreciation of 5% in the average Real for the year.

These charts show the destinations of our pulp exports:

Destino das exportações de celulose em 2003 (toneladas)


24,1%
30,7%
45,2%
Asia
Europa
Am. do Norte

7.3. Cash flow and change in net debt

Consolidated net debt at 31 December 2003 was R$ 1,647.0 million, or US$ 570.0 million, compared to R$ 2,548.9 million, or US$ 721.4 million, at 31 December 2003 – a reduction of R$ 901.9 million, or US$ 151.4 million.

As well as Ebitda – which was R$ 1,000.2 million, or US$ 325.0 million, in 2003, compared with R$ 840.7 million or US$ 287.9 million in 2002 – two other significant positive effects reduced net debt by adding to cash flow: (1) the net effect on our cash flow of the exercise of the option to sell the holding in Portucel, of R$ 420.0 million, and the R$ 150.0 million primary stock offering.

The main outflows of cash were: (i) capital expenditure, including deferred charges, of R$ 544.8 million; (ii) financial expenses, on interest and swaps, totaling R$ 241.7 million; (iii) R$ 130.3 million in payment of income tax and Social Contribution; and payments of R$ 127.0 million in dividends and interest on equity.

In the second quarter of 2003 the subsidiary **Bahia Sul** obtained a new tax credit approval from the Northeastern Development Agency (*Adene* – formerly *Sudene*): its income tax on profit from sale of manufactured products will be reduced by 75% for a period of 10 years, starting in 2002 for pulp, and 2003 for paper.

The ratio of net debt to Ebitda on 31 December 2003 was 1.6x. This compares with 3.0x on 31 December 2002. Our financial strategy included lengthening of the debt profile, with a higher proportion of longer-tenor trade finance and transactions with foreign export credit entities and the BNDES, and reduction of the cost of debt, in line with the falling trend in international interest rates.

7.4. Management of financial risk

We are exposed to various market risks, including changes in the exchange rate and interest rates. In relation to the exchange rate, our hedge policy aims to protect current and future cash flow, but taking into account the fact that a substantial part of our sales are paid in US dollars – which does provide a natural hedge. As part of this policy, for events not related to our exports, we adopt financial instruments to minimize the effects of changes in the exchange rate on our indebtedness in US dollars, vis-à-vis our expected cash flow. In relation to interest rates, which are subject to market fluctuations, we also enter into financial instruments with a view to ensuring that our financial expenses are kept within levels that are appropriate to the level of return on our investments, by fixing of interest rates, or of spreads between the financial expenses on our financings and the revenue from our investments of cash.

At 31 December 2003, 83% of our indebtedness was in US dollars. This compares with 86% at 31 December 2002 – reflecting the growth in our financing transactions with the BNDES (Brazilian Development Bank). On the same dates, 51% and 72% (respectively) of our cash holdings were linked to the US dollar.

The total of our market risk arising from the exposure of our debt, cash investments and other net financial liabilities and assets in foreign currency, based on the potential loss that would result from a hypothetical increase of R$ 0.10 in the Real/US dollar exchange rate, would be approximately R$ 50.7 million. The figure for the same potential loss at 31 December 2002 was R$ 46.0 million.

Our exposure to variations in interest rates is mainly to: changes in Libor, for financing denominated in US$; and changes in the local rates – TJLP (long-term interest rate) or CDI – for financing estimated in Reais. At 31 December 2003 approximately 57.8% of our indebtedness was exposed to floating rates, compared with 58.5% on 31 December 2002.

8. The capital markets

As an integral part of our strategy of improving our relationship with the capital market and diversifying our financial sources, we took two important steps in 2003. In May we adopted the level I corporate governance requirements of the São Paulo Stock Exchange (Bovespa) – for details, see the *Corporate governance* section; and on November 21 we made a stock offering of R$ 442.3 million, at a price of R$ 10.0 per share, aiming specifically to increase the liquidity of our shares. Our market capitalization increased from R$ 1.3 billion on 31

December 2002 to R$ 3.5 billion on 31 December 2003, an increase of 156% (adjusted for events) – higher than the increase in the aggregate market capitalization of the Bovespa index, which was 97%.

Since our strategic objective was to increase liquidity, and also have stockholders more widely spread throughout the market, a mixed primary and secondary offering, public in Brazil and private outside Brazil, was structured. The free float of **Cia. Suzano** was previously highly concentrated – the main cause of the low liquidity. The transaction involved three large minority stockholders, **Suzano Holding S.A.**, and a primary issue, one of the overall objectives being to achieve the required level of free float for the stock to be included in the Bovespa index by the end of 2004.

We took several specific measures to make the offer as favorable as possible for the market: (i) the size of the standard trading lot of our stock was reduced, from 1,000 shares to 100 shares, in November 2003, enabling small investors to enter the stockholder base more easily, and also giving them greater trading flexibility; (ii) about 5% of our employees subscribed shares, obtaining financing for this at subsidized interest rates from **Suzano Holding S.A.** – this helped disseminate investment culture inside the company, as well as aligning their interests with those of the stockholders; (iii) through the CBLC (the Brazilian Settlement and Custody Chamber), and with a structure of increasing commissions in accordance with the total number of private-individual personal taxpayer numbers in each broker's share purchaser base, 17 brokers took part in the retail offering, making a significant contribution to the entry of 898 new shareholders through the offering; and (iv) part of the remuneration of the lead manager banks was linked to success indices, such as the reduction of discount, and the stock's inclusion in the Bovespa index within one year after the offering.

The result was that our shareholder base tripled, to a total of 3,488 shareholders on 31 December 2003. The percentage of active shareholders – those who have traded Suzano's stock at least once in the last two years – reached a significant level, 87%; these investors hold 94% of the company's total capital. The free float increased from 27.8% to 33.0% – equivalent to R$ 1.1 billion on 31 December 2003. This meant a significant increase in liquidity, both in terms of financial volume and also in terms of number of trades. Daily financial volume, which averaged R$ 556.2 thousand from January to October 2003, increased to R$ 5.4 million, from 01 November (when the trading lot size was reduced) to the end of January 2004. Between these two periods, the average daily number of trades increased from 17 to 219.

We registered a proposed total distribution of earnings net of taxes of R$ 165.3 million, or 28.4% of net profit of the parent company, for 2003. This compares with R$ 67.3 million for 2002, and represents R$ 0.405 per common share and R$ 0.445 per preferred share. An interim payment of R$ 55.0 million in interest on equity had already been paid to shareholders in December 2003.

9. Human resources and management

Our objectives in human resources are to attract, develop and retain good professionals; to develop leaders who have business vision and are results-led; and with them to achieve superior performance by people and teams.

A highlight of our action in 2003 to meet these aims was an internal satisfaction survey – our first since the unification of management – which led to the planning of various actions to improve company and management processes, management style and the level of the teams' motivation.

During the year three strategic management programs were also developed – the Executive Performance program, the Competence Management program, and the Performance Management program. These will be complemented with local action in each team during 2004. The structure and processes of the human resources unit were also revised.

We adopted the Excellence Criteria of the PNQ (National Quality Prize), a systematic management model adopted by many world-class companies, which provides tools for mapping of the management system, self-evaluation, and identification and quantification of potential performance improvements. Bahia Sul was winner of the PNQ in 2001, and since then we have been involved in widening the application of the criteria to all our operations. We carried out another PNQ learning cycle in 2003, which for the first time took in all our operational units, allowing us to strengthen good management practices, while at the same time strengthening the unification of management between Suzano and Bahia Sul.

We oversee and manage our processes continuously, with a view to improving product quality, reducing environmental effects, and maximizing our co-workers' health and safety.

As a priority, to meet these aims, we are developing an integrated monitoring system based on the ISO 9001 quality standards, the ISO 14001 environmental standards and the OHSAS 18001 occupational health and safety standards. With the certifications achieved up to 2003 we are well advanced in our objective of obtaining these three certifications for all our industrial and forest units by 2005. An important highlight was the achievement of SA 8000 social responsibility certification by our distribution division, **SPP Nemo**, in 2003.

10. Social responsibility

In accordance with our strategy of carrying out our business in a way that is socially and environmentally responsible, we approach the production of pulp and paper in a manner which does not adversely affect the environment, and we also plan, put in place and directly operate various social programs that bring the company closer to the community.

Most of these programs are for voluntary participation by our own people. Others specifically address improvement in the quality of life of our employees, their families and the places where they live, through initiatives including education, health, culture and art. Among these, the **Estudar é Crescer** (*"To Study is to Grow"*) project encourages better school performance for employees' children; the **Max Feffer Choir** is formed by employees; the **Supletivo** program addresses further education and qualification for employees; there is the **Crescer** education and qualification program, in partnership with the countrywide NGOs Senai and Sebrae, which are especially important for training labor skills in the region of the Mucuri expansion project, in Bahia; the **Programa Sementeira** (*"Seeding Program"*) and the **Clubes da Semente** (*"Seed Clubs"*) are actions in primary education to show the importance of preserving nature and stimulate the exercise of citizenship, as a way of improving the quality of life in the community. There is also the **Golfinho** (*"Dolphin"*) Community Action Program, which provides literacy classes and other courses to the community, also aiming to promote popular culture. In other activities with the communities close to our units, we also target human development and improvement of quality of life in those areas.

Another important project, at management level, is the **training for management of social organizations** program, which is also part of our voluntary work program, and run in partnership with the BNDES and the São Paulo University (USP) MBAs Association. It aims to train and qualify managers and leaders of social entities to run social projects more efficiently.

Our Q project includes the exchange of older technologies for newer ones that minimize waste emissions into the environment, continued in 2003. Today our emission of pollutants – principally in terms of effluents and odors – is fully within the rigorous international standards.

10.1. "Ecofuture" - the Ecofuturo Institute

Suzano also operates through the **Instituto Ecofuturo** (*"Ecofuture Institute"*) an NGO promoting ecologically sound social solutions through education and environmental education, focused on development of competencies of individuals and communities. The Institute was registered as a public interest body (an *"Oscip"*, or *Public Interest Civil Organization*) in 2003, and received a Special Prize in the *Reduction of Unemployment* category of *Exame* magazine's *Good Corporate Citizenship Guide*, which recognizes entrepreneur citizenship, thanks to the *Movimento Catadores (Paper Collectors' Movement)*, in partnership with Coopamare. This project, which aims to give opportunities to collectors of waste paper, has for 10 years been restoring dignity to the homeless of São Paulo, giving them new access to the labor market through the concept of selective recycling.

Another program that won awards last year, the ***Ler é Preciso*** (*"Need to Read"*) campaign, started as an effort to teach reading and writing, mainly to young people, with a view to developing critical and citizenship consciousness. It focuses on democratizing access to knowledge, and has so far installed 25 community libraries – three of them in 2003 – currently benefiting 9,000 people.

Another important environmental project is the **Parque das Neblinas** (*"Park in the Clouds"*), an area of 2.957 hectares of the native Atlantic forest at Bertioga (close to São Paulo city in São Paulo state), inside one of Suzano's forest properties. Here we are creating a reservation to host an environmental education centre, scientific studies, cultivation of endangered specifies and ecological tourism, in partnership with entities with proven reputations: WWF, UNESP, USP, Polícia Militar Ambiental (Enviromental Military Police), Companhia Vale do Rio Doce, BIOPLAN, LOYAL, Sociedade Amigos de Taiaçupeba, SEBRAE/SP, and Orquidófilos de Mogi das Cruzes.

11. Outlook for 2004

In our planning for 2004, we expect to see growth in the world economy, in particular in North America and Asia, with positive effects on the world pulp market. Price increases of US$ 30.0 per ton were announced in Europe and Asia in February 2004 as we prepare this report. The effect of the new capacity that started up in 2003 has largely been absorbed, and a significant part of the capacity that will come on stream in 2004 may be allocated to the long-fiber market.

With the startup of phase two of the modernization project at the B plant in São Paulo, our annual pulp production capacity will increase by 146 thousand tons, and our annual production capacity in uncoated printing and writing papers will increase by 86 thousand tons, at full capacity.

For 2004, we are assuming Brazilian GDP growth of 3.0%, inflation (IPCA index) of 6.0%, the interest rate at 15.0% and the exchange rate at R$/US$ 3.35 in December.

If trading in our shares continues at current levels – which reflect the stock issue of November 2003 – we expect our shares to be included in the Bovespa index before the end of 2004.

A final decision on expansion of the pulp unit at Mucuri is scheduled for the second half of 2004.

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Independent auditors' report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have examined the balance sheets of Companhia Suzano de Papel e Celulose and the consolidated balance sheets of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Suzano de Papel e Celulose and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, the changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value of Companhia Suzano de Papel e Celulose and the consolidated statements of cash flows and added value for the years ended December 31, 2003 and 2002 are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 16, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Balance sheets

December 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated	
Assets	**2003**	**2002**	**2003**	**2002**
Current assets				
Cash and cash equivalents	343.839	214.191	1.332.451	1.342.062
Trade accounts receivable	184.748	208.594	412.148	408.822
Inventories	210.113	142.742	383.841	289.133
Dividends receivable	37.513	41.537	-	606
Credit from disposal of investment	-	-	-	503.287
Other accounts receivable	10.153	15.810	24.315	54.887
Recoverable taxes	31.129	18.125	45.147	28.173
Deferred income and social contribution taxes	21.829	22.070	62.137	129.086
Prepaid expenses	7.987	6.726	10.649	9.037
	847.311	669.795	2.270.688	2.765.093
Noncurrent assets				
Related parties	24.856	22.519	-	-
Recoverable taxes	22.681	9.302	26.345	9.302
Deferred income and social contribution taxes	83.869	93.385	187.899	266.198
Judicial deposits	8.937	8.380	23.979	20.987
Advances to suppliers	3.104	-	49.354	20.904
Other accounts receivable	7.683	1.694	10.767	2.980
	151.130	135.280	298.344	320.371
Permanent assets				
Investments	2.370.315	2.781.539	23.622	27.483
Property, plant and equipment	1.033.438	751.009	3.060.498	2.720.140
Deferred charges	9.805	9.079	345.340	389.354
	3.413.558	3.541.627	3.429.460	3.136.977
	4.411.999	4.346.702	5.998.492	6.222.441

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Balance sheets

December 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated	
Liabilities	**2003**	**2002**	**2003**	**2002**
Current liabilities				
Trade accounts payable	97.429	60.504	152.479	91.184
Loans and financing	524.589	639.973	1.444.468	1.254.449
Taxes payable other than on income	4.323	7.628	8.978	13.895
Accrued salaries and payroll taxes	30.307	29.503	46.459	42.428
Accounts payable	22.381	24.060	84.115	79.536
Related parties	26.052	657.116	1.613	640.527
Dividends payable	117.786	67.415	120.503	70.228
Income and social contribution taxes	-	-	5.975	1.926
	822.867	1.486.199	1.864.590	2.194.173
Noncurrent liabilities				
Loans and financing	1.096.147	946.821	1.533.347	1.995.995
Related parties	-	10.338	-	-
Accounts payable	-	-	32.842	70.028
Deferred income and social contribution taxes	27.713	31.300	27.713	31.300
Provision for contingencies	81.023	47.294	105.501	76.643
	1.204.883	1.035.753	1.699.403	2.173.966
Minority interests	-	-	115.606	99.343
Shareholders' equity				
Share capital	1.287.737	1.137.737	1.287.737	1.137.737
Capital reserves	26.741	26.741	26.741	26.741
Revaluation reserves	34.281	41.719	34.281	41.719
Profit reserves	1.035.514	618.577	970.158	548.786
Treasury shares	(24)	(24)	(24)	(24)
	2.384.249	1.824.750	2.318.893	1.754.959
	4.411.999	4.346.702	5.998.492	6.222.441

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of income

Years ended december 31, 2003 and 2002

(In thousands of reais, except for the net income per share)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gross sales	1.583.995	1.422.818	2.708.258	2.333.285
Sales taxes	(183.115)	(205.875)	(230.335)	(264.870)
Net sales	1.400.880	1.216.943	2.477.923	2.068.415
Cost of sales	(846.594)	(678.028)	(1.347.294)	(1.112.127)
Gross profit	554.286	538.915	1.130.629	956.288
Operating (expenses) income				
Selling expenses	(131.094)	(113.301)	(140.471)	(126.802)
General and administrative expenses	(116.496)	(100.779)	(182.066)	(148.241)
Management fees	(12.475)	(13.672)	(19.346)	(19.389)
Financial expenses	3.538	(881.348)	94.795	(1.385.532)
Financial income	4.808	61.032	(17.942)	613.939
Interest on equity	355.435	451.118	(1.054)	-
Amortization of goodwill	(41.687)	(31.560)	(41.687)	(31.560)
Other operating income, net	24.850	11.040	33.221	20.683
Operating income (loss)	641.165	(78.555)	856.079	(120.614)
Nonoperating result	21.280	17.791	13.592	8.900
Net income (loss) before income and social contribution taxes	662.445	(60.764)	869.671	(111.714)
Income and social contribution taxes	(80.362)	165.194	(258.988)	191.845
Net income before minority interests	582.083	104.430	610.683	80.131
Minority interests	-	-	(24.165)	(25.053)
Net income for the year	582.083	104.430	586.518	55.078
Net income per share - R$	2,13	0,40		
Outstanding shares at year-end	273.515.434	258.516.981		

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of changes in shareholders' equity

Years ended december 31, 2003 and 2002

(In thousands of Reais)

		Capital reserves			Revaluation reserves		Profit reserves					
	Share capital	Tax incentive	Treasury shares	Special monetary correction	Own assets	On assets from subsidiary and affiliates	Legal reserve	Special statutory	Unrealized profits	Treasury shares	Retained earnings	Total
Balances at January 1, 2002	53,945	23,224	347	203	49,025	5,116	69,986	805,072	307,282	(13,297)	-	1,300,903
Capital increase with reserves	600,055	-	-	-	-	-	-	(600,055)	-	-	-	-
Capital increase with assets	483,737	-	-	-	-	-	-	-	-	-	-	483,737
Cancelling of shares	-	-	-	-	-	-	-	(13,297)	-	13,297	-	-
Realization of revaluation reserve	-	-	-	-	(7,585)	(4,858)	-	-	-	-	12,443	-
Adjustments of deferred income and social contribution taxes on realization of revaluation reserve	-	-	-	-	21	-	-	-	-	-	-	21
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	(24)	-	(24)
Tax incentive on income tax	-	2,967	-	-	-	-	-	-	-	-	-	2,967
Realization of the reserve for unrealized profits	-	-	-	-	-	-	-	-	(169,928)	-	169,928	-
Net income for the year	-	-	-	-	-	-	-	-	-	-	104,430	104,430
Transfer between reserves - Law 10.303/01	-	-	-	-	-	-	-	103,015	(103,015)	-	-	-
Legal reserve	-	-	-	-	-	-	5,222	-	-	-	(5,222)	-
Proposed dividends	-	-	-	-	-	-	-	-	-	-	(67,284)	(67,284)
Special statutory reserve	-	-	-	-	-	-	-	214,295	-	-	(214,295)	-
Balances at December 31, 2002	1,137,737	26,191	347	203	41,461	258	75,208	509,030	34,339	(24)	-	1,824,750
Capital increase from public offering	150,000	-	-	-	-	-	-	-	-	-	-	150,000
Realization of revaluation reserve	-	-	-	-	(7,438)	-	-	-	-	-	7,438	-
Interest on shareholders' equity	-	-	-	-	-	-	-	-	-	-	(55,000)	(55,000)
Realization of the reserve for unrealized profits	-	-	-	-	-	-	-	-	(34,339)	-	34,339	-
Net income for the year	-	-	-	-	-	-	-	-	-	-	582,083	582,083
Legal reserve	-	-	-	-	-	-	29,104	-	-	-	(29,104)	-
Proposed dividends	-	-	-	-	-	-	-	-	-	-	(117,584)	(117,584)
Special statutory reserve	-	-	-	-	-	-	-	422,172	-	-	(422,172)	-
Balances at December 31, 2003	1,287,737	26,191	347	203	34,023	258	104,312	931,202	-	(24)	-	2,384,249

The book value per share at December 31, 2003 was R$ 8,72

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of changes in financial position

Years ended december 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Sources of funds				
From operations				
Net income for the year	582.083	104.430	610.683	80.131
Items not affecting working capital:				
Depreciation, depletion and amortization	82.187	66.943	178.255	158.160
Net book value of permanet assets disposed	6.616	37.321	21.418	18.823
Deferred income and social contribution taxes	5.929	(70.435)	74.712	(91.605)
Provision for contingencies	21.148	34.741	16.276	9.017
Interest on equity in subsidiaries and affiliates	(355.435)	(451.118)	1.054	-
Amortization of goodwill	41.687	31.560	41.687	31.560
Dividends from subsidiaries	71.585	48.851	-	-
Interest, exchange and monetary variation of noncurrent assets and liabilities, net	(146.876)	544.167	(308.601)	637.784
Resourses from operations	308.924	346.460	635.484	843.870
From shareholders's				
Capital increase	150.000	483.737	150.000	483.737
From third parties				
Noncurrent loans and financing	783.686	246.444	1.000.830	473.568
Noncurrent trade accounts payable	-	-	-	62.520
Capital decrease in subsidiary	653.309	-	-	-
Credit from disposal of investment	-	-	-	503.287
Income tax incentive	-	462	-	462
Decrease in noncurrent assets	-	17.204	8.771	50.419
	1.436.995	264.110	1.009.601	1.090.256
Total sources	1.895.919	1.094.307	1.795.085	2.417.863
Application of funds				
Permanent Assets				
Increase in investments	1.400	485.754	1.718	488.261
Increase in property, plant and equipment	374.451	180.807	540.804	359.558
Additions to deferred charges	2.404	6.813	3.975	11.473
	378.255	673.374	546.497	859.292
Noncurrent assets	18.228	10.612	37.590	24.418
Interest on shareholders' equity	55.000	-	55.000	-
Dividends paid and to be paid	117.584	67.284	122.265	73.238
Transfer of noncurrent liabilities to current liabilities	486.004	1.060.554	1.198.555	1.179.547
Total applications	1.055.071	1.811.824	1.959.907	2.136.495
Increase (decrease) in working capital	840.848	(717.517)	(164.822)	281.368
Changes in working capital				
Current assets				
At the end of the year	847.311	669.795	2.270.688	2.765.093
At the beginning of the year	669.795	378.578	2.765.093	1.554.400
	177.516	291.217	(494.405)	1.210.693
Current liabilities				
At the end of the year	822.867	1.486.199	1.864.590	2.194.173
At the beginning of the year	1.486.199	477.465	2.194.173	1.264.848
	663.332	(1.008.734)	329.583	(929.325)
Increase (decrease) in working capital	840.848	(717.517)	(164.822)	281.368

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of cash flows

Years ended december 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Cash flows from operating activities				
Net income for the year	582.083	104.430	610.683	80.131
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	82.187	66.943	178.255	158.160
Result on sale of fixed assets	(6.226)	(46.145)	(12.520)	(6.651)
Interest on equity interest in subsidiaries and affiliates	(355.435)	(451.118)	1.054	-
Amortization of goodwill	41.687	31.560	41.687	31.560
Dividends from subsidiaries	71.585	48.851	-	-
Interest, exchange and monetary variation, net	(250.063)	742.768	(291.575)	559.131
Provision for contingencies	21.148	28.763	16.276	34.092
Deferred income and social contribution taxes	6.170	(89.909)	141.661	(121.256)
Changes in assets and liabilities				
Decrease (increase) in trade accounts receivable	23.846	(38.800)	(3.326)	(133.591)
Increase in other current and noncurrent assets	(91.631)	(41.537)	(132.698)	(91.970)
Increase (decrease) in other current liabilities and noncurrent liabilities	86.776	(99.332)	59.513	14.595
Net cash from operating activities	212.127	256.474	609.010	524.201
Cash flows from investing activities				
Increase in investments	(1.400)	(485.754)	(1.718)	(488.261)
Increase in property, plant and equipment	(374.451)	(180.807)	(540.804)	(359.558)
Additions to deferred charges	(2.404)	(6.813)	(3.975)	(11.473)
Capital decrease on subsidiary	653.309	-	-	-
Credit from disposal of investment	-	-	503.287	-
(Loss) gain credit from disposal of investment	-	-	(83.330)	213.195
Income tax incentive	-	462	-	462
Proceeds generated from sale of fixed assets	12.842	83.466	33.938	25.475
Net cash from (used in) investing activities	287.896	(589.446)	(92.602)	(620.160)
Cash flows from financing activities				
Payment of dividends	(67.213)	(50.185)	(71.990)	(52.993)
Interest on shareholders' equity	(55.000)	-	(55.000)	-
Proceeds from loans and financing	979.772	582.600	1.428.762	1.085.452
Payment on loans and financing	(1.377.934)	(489.405)	(1.302.924)	(1.270.501)
Payments on loans and financing - Parent company	-	-	(653.309)	-
Capital integralization	150.000	483.737	150.000	483.737
Net cash (used in) from financing activities	(370.375)	526.747	(504.461)	245.695
Effects of exchange rate variation on cash and cash equivalents	-	-	(21.558)	280.109
Increase (decrease) in cash and cash equivalents	129.648	193.775	(9.611)	429.845
At the beginning of the year	214.191	20.416	1.342.062	912.217
At the end of the year	343.839	214.191	1.332.451	1.342.062

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicly-held Company)

Statements of added value

Years ended december 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Revenues				
Sales of products and services	1.583.995	1.422.818	2.708.258	2.333.284
Other operating income	26.905	24.399	37.262	34.518
Provision for doubtful accounts	5.374	(5.651)	3.793	(5.651)
Nonoperating result	3.828	17.791	13.592	(21.692)
	1.620.102	1.459.357	2.762.905	2.340.459
Inputs acquired from third parties				
Raw materials consumed	486.979	328.807	609.021	430.321
Materials, energy and third-party services	410.636	399.612	697.579	597.924
Gross added value	722.487	730.938	1.456.305	1.312.214
Retentions				
Depreciation, depletion and amortization	82.187	66.943	178.255	158.160
Net added value generated by the Company	640.300	663.995	1.278.050	1.154.054
Added value from transfers				
Interest on equity in subsidiaries and affiliates	355.435	451.118	(1.054)	-
Amortization of goodwill	(41.687)	(31.560)	(41.687)	(31.560)
Dividends received on investments at cost	59	71	61	71
Financial income	9.510	63.956	(13.366)	600.833
Added value for distribution	963.617	1.147.580	1.222.004	1.723.398
Distribution of added value				
Payroll and related charges	178.726	159.436	280.304	250.616
Taxes and contributions	189.120	(11.697)	399.010	6.258
Interest and financial charges, net	967	881.348	(90.368)	1.369.501
Rent	12.722	14.063	22.375	16.892
Dividends and interest on shareholders' equity	172.584	24.802	177.182	27.610
Retained earnings	409.499	79.628	433.501	52.521
	963.617	1.147.580	1.222.004	1.723.398

See the accompanying notes to the financial statements.

Companhia Suzano de Papel e Celulose

(Publicy-held Company)

Notes to the financial statements

Years ended December 31, 2003 and 2002

(In thousands of Reais)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the financial statement

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

Description of significant accounting policies

a. Income statement

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

b. Accounting estimates

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.

c. *Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d. *Derivative financial instruments*

Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The use of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e. *Interest earning bank deposits*

Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

f. *Provision for doubtful accounts*

Established at an amount considered sufficient by management to cover any possible losses arising on collection of accounts receivable.

g. *Inventories*

Stated at the average cost of acquisition or production, which does not exceed market value.

h. Investments

Investments in subsidiaries were valued using the equity method and the others were recorded at cost deducted by a provision for loss, when applicable. Other investments were valued at cost, less a provision for devaluation, when applicable.

i. Property, plant and equipment

Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges and increased due to revaluation). Depreciation is provided using the straight-line method based on the depreciation rate mentioned in Note 12.

The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated in keeping with the harvests based on the average cost of the forests.

j. Deferred charges

Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. In the consolidated, goodwill is based on future economic benefits and is amortized over a 10-year period.

k. Rights and obligations

Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

l. Provisions

Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

m. Income and social contribution taxes

Income and social contribution taxes on the profit for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. The current tax rates are as follows:

Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax asset resulting from tax losses carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371/02.

n. Revaluation reserves

These reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated against retained earnings.

o. Statements of cash flows

The Company is presenting as supplementary information the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

(In thousands of Reais)

p. Statements of added value

The company is presenting as supplementary information the statements of added value (DVA), prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, which have the objective of demonstrating the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements, which contributed to its generation. All the information presented has been obtained from the accounting records of the Company and its subsidiaries.

Certain information for the year ended on December 31, 2002 were reclassified in order to ensure better comparability, in compliance with the current financial statements presentation.

3 Consolidated financial statements

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	Headquarter (County)	**Ownership percentage Direct and indirect (%)**	
		2003	**2002**
Bahia Sul Celulose S.A.	**Brazil**	**94.10**	**93.88**
Bahia Sul América Inc.	United States of America	100	100
Bahia Sul International Trading Ltd.	Cayman Island	100	100
Suzanopar Investimentos Ltd.	**Bahamas**	**100**	**100**
Suzanopar International S.A.	Uruguay	100	100
CSPC Overseas Ltd.	Cayman Island	100	100
Comercial e Agrícola Paineiras Ltda.	**Brazil**	**100**	**100**
Nemo International	Cayman Island	**100**	**100**
Sun Paper and Board Limited	England	100	100
Nemotrade Corporation	United States of America	100	100
Stenfar S.A. Indl. Coml. Imp. Exp.	**Argentina**	**100**	**100**

(In thousands of Reais)

The year-end of the subsidiaries included in the consolidated financial statements are the same as that of the Parent company.

As supplementary information, Note 11 presents selected financial statements of the subsidiaries included in consolidation.

Description of main consolidation procedures

- **a.** Elimination of intercompany asset and liability account balances;
- **b.** Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
- **c.** Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
- **d.** Elimination of charges of taxes over unearned income and presented as deferred tax in the consolidated financial statements; and
- **e.** Identification of minority interests in the consolidated financial statements.

Conciliation of the net income for the year and shareholders' equity between consolidated and Parent Company:

	Net income for the year		Shareholders' equity	
	2003	**2002**	**2003**	**2002**
Consolidated	586,518	55,078	2,318,893	1,754,959
Elimination of (unrealized) realized income generated by the Parent Company in transactions with subsidiaries	(32,181)	80,365	73,363	109,117
Income and social contribution taxes on the eliminations above	27,898	(29,646)	(8,007)	(39,478)
Adjustments in shareholders' equity of subsidiaries and others	(152)	(1,367)	-	152
Parent Company	582,083	104,430	2,384,249	1,824,750

(In thousands of Reais)

4 Cash and cash equivalents

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Cash and banks	19,043	10,107	199,516	173,188
Interest earning bank deposits	324,796	204,084	1,132,935	1,168,874
	343,839	214,191	1,332,451	1,342,062

The interest earning bank deposits refer substantially to bank deposit certificates, remunerated at rates that vary from 99% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, Certificates of Bank Deposits (CDI) with swap for US dollars, at an average rate of 3.54% per annum plus exchange variations of the US dollar, and overseas deposits, remunerated at the average rate of 1.53% per annum plus exchange variation of the US dollar.

5 Trade accounts receivable

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Domestic	189,961	225,859	239,200	275,956
Foreign	185,883	136,699	222,401	216,774
Export bills discounted	(179,206)	(136,699)	(27,796)	(53,514)
Allowance for doubtful accounts	(11,890)	(17,265)	(21,657)	(30,394)
	184,748	208,594	412,148	408,822

(In thousands of Reais)

6 Inventories

	Parent Company		Consolidated	
	2003	2002	2003	2002
Finished goods	105,540	60,274	207,919	143,184
Work in process	14,243	13,409	15,988	15,760
Raw materials	32,074	27,614	52,709	48,261
Maintenance and other materials	58,256	41,445	107,225	81,928
	210,113	142,742	383,841	289,133

7 Credit from disposal of investment - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

(In thousands of Reais)

8 Recoverable taxes

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Recoverable social contribution tax	4,855	2,841	4,956	2,940
Recoverable income tax	14,263	10,184	23,712	17,012
Employees' Profit Participation Program - PIS	121	-	2,809	572
Value added tax (ICMS) on acquisition of property, plant and equipment	34,145	13,727	39,031	16,288
Other	426	675	984	663
	53,810	27,427	71,492	37,475
Amount classified as current assets	31,129	18,125	45,147	28,173
Noncurrent assets	22,681	9,302	26,345	9,302

9 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

(In thousands of Reais)

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
Assets	**2003**	**2002**	**2003**	**2002**
Tax loss carry-forward	25,771	50,996	112,935	238,954
Negative basis of social contribution	13,201	21,256	44,785	77,208
Temporary differences				
- Provisions	43,998	30,897	69,588	66,816
- Goodwill amortization	22,728	12,306	22,728	12,306
	105,698	115,455	250,036	395,284
Amount classified as current assets	21,829	22,070	62,137	129,086
Noncurrent assets	83,869	93,385	187,899	266,198

	Parent Company		Consolidated	
Liabilities	**2003**	**2002**	**2003**	**2002**
Accelerated depreciation	11,064	10,820	11,064	10,820
Revaluation reserve	16,413	20,244	16,413	20,244
Goodwill	236	236	236	236
	27,713	31,300	27,713	31,300

The composition of the accumulated tax loss carry-forward and negative basis of social contribution is presented below:

	Parent Company		Consolidated	
Liabilities	**2003**	**2002**	**2003**	**2002**
Tax losses carry-forward	103,083	204,218	476,809	902,201
Negative basis of social contribution	146,676	236,404	495,379	798,794
	249,759	440,622	972,188	1,700,995

(In thousands of Reais)

The credits resulting from balances of tax losses carry forwards and negative basis of social contribution, in the consolidated, were offset by an allowance in the amount of R$ 10,861 for both of the two taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371/02, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution tax, with no statutory limitation. The carrying value of the deferred tax asset is reviewed annually by the Company and no adjustments arose as a result of this process at year-end. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

Based on this technical analysis of future taxable income, the Company estimates to utilize these tax credits in the following years:

	Parent Company		Consolidated	
	2003	2002	2003	2002
2003	-	22,070	-	129,086
2004	21,829	24,400	62,137	81,536
2005	33,336	29,500	54,008	75,200
2006	39,246	35,200	57,598	79,500
2007	11,287	4,185	21,761	29,962
2008	-	-	11,629	-
2009 to 2012	-	-	42,903	-
	105,698	115,455	250,036	395,284

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

Income Tax - Reduction of 75% ADENE

The subsidiary Bahia Sul Celulose S.A. was granted a tax rate reduction of 75% up to 2011 for pulp, and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, in 2003 was R$ 77,679.

Reconciliation between tax expense and social contribution

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented as follows:

(In thousands of Reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Profit (loss) before income and social contribution taxes	662,445	(60,764)	869,671	(111,714)
Exclusion of the equity interest	(355,435)	(451,118)	1,054	-
Profit (loss) after exclusion of the equity interest in subsidiaries	307,010	(511,882)	870,725	(111,714)
Income and social contribution taxes calculated by the combined rates of 34%	(104,383)	174,040	(296,047)	37,983
Analysis of the effective tax rate for income tax and social contribution:				
Profits from foreign subsidiaries (1)	(2,706)	(4,289)	-	-
Nontaxable income of foreign subsidiaries	-	-	(43,250)	147,894
Interest on shareholders' equity	18,700	-	18,700	-
Tax exempt income and (nondeductible expenses)	5,017	(12,203)	(3,650)	1,327
Income tax effect on unrealized profit earned in transactions with subsidiaries	-	-	(18,521)	6,757
Recognition (exclusion) of prior years credits	-	-	2,991	(9,671)
Tax incentives - ADENE	-	-	77,679	-
Tax incentives - Others	3,054	-	3,060	-
Recovery of taxes	-	7,861	-	7,861
Others	(44)	(215)	50	(306)
Income and social contribution taxes (charge)/credit included in the statement of income	(80,362)	165,194	(258,988)	191,845
Effective rate	26.3%	32.3%	29.7%	171.7%

(1) The taxable income from its foreign subsidiaries was determined, in accordance with Provisional Measure 2158-34/01 for Brazilian tax purposes.

(In thousands of Reais)

10 Investments

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Investments in subsidiaries	2,032,958	2,398,271	-	-
Goodwill (1)	319,772	363,400	-	-
Other investments	24,385	25,406	30,422	33,021
Provision for losses	(6,800)	(5,538)	(6,800)	(5,538)
	2,370,315	2,781,539	23,622	27,483

(1) Refers mainly to the goodwill on the acquisition of shares detained by Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., occurred in May 2001, and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company on September 2002, justified by the expected profitability of the operations, and amortized over a ten-year period.

	Subsidiaries						Affiliate Company	
	Suzanopar *Investimentos* Ltd.	Bahia Sul *Celulose* S.A.	Nemo *International*	Stenfar *S.A.I.C.*	Comercial *e Agrícola* Paineiras Ltda.	Suzano *Telecom* Ltda.	Pakprint	Total
a) Participation held								
December 31, 2002								
Voting capital	100%	100%	100%	100%	100%	100%	10%	
Capital share	100%	93.88%	100%	100%	100%	100%	10%	
December 31, 2003								
Voting capital	100%	100%	100%	100%	100%	-	10%	
Capital share	100%	94.10%	100%	100%	100%	-	10%	
b) Subsidiaries information								
Net equity adjusted	165,709	1,959,224	18,725	(30.989)	8.376	-	-	
Net income adjusted	6,796	409,526	4,575	7,048	(2,777)	-	-	
c) Investments								
Balances on January 1, 2002	544,786	1,098,216	8,963	-	11,213	1	1,025	1,664,204
Acquisitions and subscriptions		483,737						483,737
Goodwill on acquisitions		(151,912)						(151,912)
Dividends		(48,851)						(48,851)
Equity interest	297,379	145,455	8,344		(60)			451,118
Other		(24)				(1)		(25)
Balances on December 31, 2002	842,165	1,526,621	17,307	-	11,153	-	1,025	2,398,271
Acquisitions and subscriptions		2,101					105	2,206
Capital decrease	(653,309)							(653,309)
Negative goodwill on acquisitions		1,940						1,940
Dividends		(71,585)						(71,585)
Equity interest	(23,147)	380,469	1,418		(2,777)		(528)	355,435
Balances on December 31, 2003	165,709	1,839,546	18,725	-	8,376	-	602	2,032,958

(In thousands of Reais)

11 Balance sheet and income statement of consolidated companies

	2003									2002
	Cia Suzano de Papel e Celulose	Bahia Sul Celulose S.A. (Consolidated)	Comercial e Agricola Paineiras Ltda.	Suzanopar Investimentos (Consolidated)	Nemo International (Consolidated)	Stenfar S.A.I.C.	Combined	Eliminations	Consolidated	Consolidated
Assets										
Current assets	847,311	1,167,075	1,859	341,679	178,464	16,967	2,553,355	(282,667)	2,270,688	2,765,093
Noncurrent assets	151,130	168,057	4,246	-	10	-	323,443	(25,099)	298,344	320,371
Permanent assets	3,413,558	2,068,346	28,058	4,588	621	2,588	5,517,759	(2,088,299)	3,429,460	3,136,977
Investments	2,370,315	777	68	4,588	-	-	2,375,748	(2,352,126)	23,622	27,483
Property, plant and equipment	1,033,438	2,051,816	27,990	-	621	2,578	3,116,443	(55,945)	3,060,498	2,720,140
Deferred charges	9,805	15,753	-	-	-	10	25,568	319,772	345,340	389,354
	4,411,999	**3,403,478**	**34,163**	**346,267**	**179,095**	**19,555**	**8,394,557**	**(2,396,065)**	**5,998,492**	**6,222,441**
Liabilities										
Current	822,867	949,806	2,787	180,558	160,298	50,544	2,166,860	(302,270)	1,864,590	2,194,173
Noncurrent	1,204,883	494,448	23,000	-	72	-	1,722,403	(23,000)	1,699,403	2,173,966
Minority interests								115,606	115,606	99,343
Shareholders' equity	2,384,249	1,959,224	8,376	165,709	18,725	(30,989)	4,505,294	(2,186,401)	2,318,893	1,754,959
	4,411,999	**3,403,478**	**34,163**	**346,267**	**179,095**	**19,555**	**8,394,557**	**(2,396,065)**	**5,998,492**	**6,222,441**
Income statement										
Net sales	**1,400,880**	**1,073,655**	-	**347,567**	**418,031**	**36,500**	3,276,633	**(798,710)**	2,477,923	**2,068,415**
Cost of sales	(846,594)	(505,196)	-	(347,498)	(408,152)	(30,478)	(2,137,918)	790,623	(1,347,295)	(1,118,373)
Gross profit	**554,286**	**568,459**	-	**69**	**9,879**	**6,022**	**1,138,715**	**(8,087)**	**1,130,628**	**950,042**
Operating income (expenses)	86,879	(12,902)	(4,687)	6,727	(4,126)	5,035	76,926	(351,476)	(274,550)	(1,070,656)
Operating result	**641,165**	**555,557**	**(4,687)**	**6,796**	**5,753**	**11,057**	**1,215,641**	**(359,563)**	**856,078**	**(120,614)**
Nonoperating income	21,280	5,931	412	-	-	-	27,623	(14,031)	13,592	8,900
Income and social contribution taxes	(80,362)	(151,962)	1,498	-	(1,178)	(4,009)	(236,013)	(22,975)	(258,988)	191,845
Minority interests	-	-	-	-	-	-	-	(24,164)	(24,164)	(25,053)
Net profit (loss) for the year	**582,083**	**409,526**	**(2,777)**	**6,796**	**4,575**	**7,048**	**1,007,251**	**(420,733)**	**586,518**	**55,078**

(In thousands of Reais)

12 Property, plant and equipment

Parent Company

		2003			2002
	Annual average rate of depreciation	Cost	Depreciation	Net	Net
Buildings	4.26%	134,217	(78,612)	55,605	47,374
Machinery and equipment	6.45%	1,269,127	(771,186)	497,941	345,407
Others	18.41%	91,805	(54,962)	36,843	40,466
Land and farms	-	81,117	-	81,117	72,887
Timber resources	-	138,397	-	138,397	122,428
Construction-in-progress	-	223,535	-	223,535	122,447
		1,938,198	(904,760)	1,033,438	751,009

Consolidated

		2003			2002
	Annual average rate of depreciation	Cost	Depreciation	Net	Net
Buildings	3.23%	615,061	(244,541)	370,520	362,328
Machinery and equipment	4.08%	2,987,135	(1,304,367)	1,682,768	1,545,604
Others	18.62%	126,100	(75,583)	50,517	56,426
Land and farms	-	255,276	-	255,276	247,395
Timber resources	-	392,694	-	392,694	346,894
Construction-in-progress	-	308,723	-	308,723	161,493
		4,684,989	(1,624,491)	3,060,498	2,720,140

(In thousands of Reais)

13 Deferred charges

Parent Company

	2003			2002
	Cost	**Amortization**	**Net**	**Net**
Software implementation costs	9,227	(1,491)	7,736	5,864
Others	2,663	(594)	2,069	3,215
	11,890	(2,085)	9,805	9,079

Consolidated

	2003			2002
	Cost	**Amortization**	**Net**	**Net**
Goodwill / (Negative goodwill) on acquisition of the subsidiary	410,683	(90,911)	319,772	363,400
Software implementation costs	33,026	(9,537)	23,489	22,365
Others	2,673	(594)	2,079	3,589
	446,382	(101,042)	345,340	389,354

(In thousands of Reais)

14 Loans and financing

	Index	Annual average rate of interest	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Property, plant and equipment:						
BNDES - Finem	TJLP (1)	10,11%	195.642	112.048	391.755	343.107
BNDES - Finem	Basket of currencies (1)	10,41%	43.530	6.802	62.314	34.810
BNDES - Finame	TJLP (1)	9,53%	36.208	39.105	41.779	45.408
BNDES - Automatic	TJLP (1)	9,14%	4.340	6.319	5.327	7.980
Working capital:						
Advances on export contracts	US$	5,04%	1.188.430	1.209.930	2.087.253	2.223.104
Syndicated loan	US$ (2)	3,78%	-	-	220.744	363.499
Resolution 63	US$	13,23%	70.967	143.303	70.967	143.303
Credit line FMO	US$	8,72%	39.846	30.760	39.846	30.760
BNDES - Exim	TJLP	LIBOR + 6.04%	-	14.175	-	14.175
Imports financing	US$	3,55%	41.773	24.352	46.062	24.352
Others	US$	-	-	-	11.768	19.946
			1.620.736	1.586.794	2.977.815	3.250.444
Current liabilities			524.589	639.973	1.444.468	1.254.449
Noncurrent liabilities			1.096.147	946.821	1.533.347	1.995.995

The loans and financing mature as follows:

	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
2004	-	353.044	-	949.518
2005	418.293	329.793	629.609	533.532
2006	283.404	219.834	438.752	393.044
2007	144.492	17.632	169.709	47.649
2008	94.348	26.518	104.775	72.252
2009	73.439	-	88.444	-
2010 onwards	82.171	-	102.058	-
	1.096.147	946.821	1.533.347	1.995.995

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank:

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 millic for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which i the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. During the third quarter of 2003, the Company antecipated the payment of US$ 25 million for such financing. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturit in July, 2004.

(In thousands of Reais)

15 Related parties

	Assets				Liabilities		Sales	
	Current		Noncurrent		Current		(purchase)	
	Trade accounts receivable	Dividends	Loans	Others debtors	Accounts payable	Loans	products and services	Financial charges
Consolidated companies								
Bahia Sul Celulose S/A		37,513		13	17,596		(48,252)	(3,076)
Bahia Sul International Trading Ltd	4,818				6.500			
Comercial e Agrícola Paineiras Ltda			2,000	21,000	243		(2,557)	
Suzanopar International S/A			1,812	31				
CSPC Overseas	154,299					51,688	347,896	(6,513)
Sun Paper & Board	3,438				100		4,443	
Stenfar S.A. Indl. Coml. Imp. Exp.	3,568						24,855	
	166,123	37,513	3,812	21,044	24,439	51,688	326,385	(9,589)
Nonconsolidated companies								
Suzano Holding S/A	46				1,558		46	(8,018)
SPP Agaprint Indl. e Coml. Ltda	6,863				50		17,239	
Central Distribuidora de Papéis Ltda	6,892						23,959	
Nemonorte Imóveis e Participações Ltda					5		(261)	
Consolidated	13,801	-	-	-	1,613	-	40,983	(8,018)
Parent Company	179,924	37,513	3,812	21,044	26,052	51,688	367,368	(17,607)

The main balances of assets and liabilities on December 31, 2003, as well as the transactions, which influenced the income for the year, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A. According to the contractual terms, the Company had at December 31, 2003 a financial investment totaling R$ 36.4 million to be used in the servicing of this transaction. This amount is classified in "Cash and cash equivalents". During 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 162,385 (R$ 126,944 in 2002) that were exported simultaneously in the amount of R$ 154,471 (R$ 124,498 in 2002). The net effect between the Company exports and the products transferred from its subsidiary company for R$ 4,914 (R$ 2,446 in 2002) is shown as financial expense, taking into consideration that it represents part for the cost this financing.

(In thousands of Reais)

This contract states that in case of the nonattainment of any defined financial ratios, there will be a restriction on the distribution of a dividend higher than the minimum obligatory dividend. At the end of the year, the Company was in accordance with all request financial ratios.

In May 2001, Suzano Holding S.A., its Parent Company, transferred to this Company a loan obtained abroad amounting to US$ 160 millions, with maturity date on October 2006 and interest of 7.90% per annum. In February 2003, the Company paid the foreign loan, in order to eliminate foreign exchange uncertainties and its fiscal effects. In order to do so, Suzanopar Investimentos Ltd. acquired the credit originally held by the lender bank against Suzano Holding S.A., using its own funds, and subscribed capital of a subsidiary created specifically for this purpose, and whose shares were then transferred as deemed necessary by Suzano Holding S.A. Through this transaction, the Company settled the transfer from Suzano Holding S.A., which retained the foreign loan with its own subsidiary company. The costs arising from the loan originally transferred are the responsibility of the Company, as described in the original contract. The effects of this transaction are shown in the balance sheet dated December 31, 2002 through the presentation of the loan in the amount of R$ 640,507 under current liabilities.

16 Provision for contingencies

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Tax and social security				
PIS/COFINS	26,170	8,043	41,106	20,030
PIS half-yearly payment	37,491	21,608	37,491	21,608
ICMS	4,441	4,441	7,441	16,148
INSS	-	847	-	847
	68,102	34,939	86,038	58,633
Labor and civil	12,921	12,355	19,463	18,010
	81,023	47,294	105,501	76,643

(In thousands of Reais)

These provisions are recognized to provide for probable losses in administrative and judicial claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel as follows:

PIS/COFINS - A provision recognized for the non-collection of PIS and COFINS due to legal discussion with respect to the calculation basis (charged on other income). The Company has judicial deposits, in the consolidated, in the amount of R$ 1,573 for PIS and R$ 13,049 (R$ 10,606 in 2002) for COFINS;

PIS half-yearly payment - The Company entered with a judicial suit aimed at recovering the amounts of PIS collected in excess, recognized due to the fact that the law that altered the criteria for computation of the aforementioned tax has been declared unconstitutional by the higher courts. In a first instance, it recognized the credit. Based on a preliminary decision, it offset such amount with IPI and COFINS debits. A recent decision in the second instance withdrew monetary correction from the credit (reducing it to approximately R$ 18.4 million) and at the same time defined that the offsetting could only be made against debits resulting from current PIS. This new decision is being contested in the higher courts; and

ICMS - Provisions related to tax assessments that are in the process of defense or administrative appeal. In December 2003, the Company, through its subsidiary Bahia Sul Celulose S.A., based on Law 8887/03, paid, without fines and interest, the amount of $ 11,488, related to two tax assessment notices, thus, from judicial refutations or actions of any nature in this respect.

17 Accounts payables - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at December 31, 2003, amount to R$ 32,770 and R$ 32,842, respectively (R$ 29,641 and R$ 62,520 in 2002).

(In thousands of Reais)

18 Share capital

a. Capital

The capital subscribed and paid in at December 31, 2003 is represented by 102,374,458 (97,374,458 in 2002) common shares and 171,145,326 (161,145,326 in 2002) preferred shares, all nominal and with no par value. The Directors' Board, in a meeting held on November 26, 2003, homologated an increase in the Company's capital, in view of the full subscription, in the amount of R$ 150,000 through the public issue of 5,000,000 common shares and 10,000,000 preferred shares, all nominal and with no par value. Consequently, the Company's capital was increased from R$ 1,137,737 to R$ 1,287,737 (see Note 26).

b. Reserves

Legal reserve: In compliance with article 193 of Law 6404/76, the reserve was recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Statutory reserve: The special reserve for the future capital increase, in the amount of 90% of the amount that remains after the allocation of the legal reserve and the dividends, limited to 95% of the capital, with the purpose of assuring adequate operational conditions and guaranteeing continuity of the annual distribution of dividends.

The destination of the net profit to reserves and the corresponding amounts are presented in the statements of changes in shareholders' equity.

Revaluation reserve: The reserve was constituted as a result of the revaluations of fixed assets recorded by the parent company, subsidiaries and associated companies, based on an appraisal report prepared by independent valuers. The corresponding income tax and social contribution are recorded in noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets against retained earnings, net of taxes.

(In thousands of Reais)

c. *Dividends*

Preferred shares have no voting rights and have priority in the distribution of dividends, which are at least 10% higher than those attributed to common shares, in conformity with item I of article 17 of Law 6404/76, with the new wording of Law 9457/97. The articles of association determine the distribution of a minimum dividend of 25% of the net profit for the year, adjusted in accordance with article 202 of Law 6404/76.

The dividends were calculated as follows:

	2003	2002
Net income for the year	582,083	104,430
Legal reserve	(29,104)	(5,222)
	552,979	99,208
Minimum dividend - 25%	138,245	24,802
Dividends paid/to be paid		
Payment of interest on shareholders' equity (net of income tax)	47,745	-
Proposed dividends		
- on realization of Unrealized profit reserve	34,339	42,482
- on net income for the year	83,245	24,802
Dividends to be paid	117,584	67,284
Dividends and interest on shareholder's equity (net of income tax)	165,329	67,284

The proposed dividends to be paid correspond to R$ 0,405 for common shares and R$ 0,445 for preferred shares.

d. Interest on shareholders' equity

In accordance with the option provided in Law 9249/95, the Company computed interest on shareholders' equity based on the Long-Term Interest Rate (TJLP) in effect for the year, in the amount of R$ 55,000 (from which R$ 7,255 was withheld for income tax). This interest was recorded under financial expenses, as required by the tax legislation. For the purposes of these financial statements, this interest was eliminated from financial expenses for the year and was charged to retained earnings.

Income and social contribution taxes for the year were reduced by approximately R$ 18,700 as a result of the interest expense on the shareholders' equity.

e. Treasury shares

The Company maintains 4,350 preferred shares in treasury.

19 Financial instruments

a. Valuation

The financial instruments included in the balance sheet such as: cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximate their fair values.

b. Credit risk

The sales policies of the Company and its subsidiaries are subordinated to the credit polices fixed by management and aim at minimizing eventual problems arising from default by their clients. This objective is reached by management through careful selection of the client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of its sales (risk spread).

(In thousands of Reais)

c. *Exchange rate and interest risk*

The earnings of the Company and its subsidiaries are subject to significant variations, as their liabilities are tied to the foreign exchange rate, particularly the US dollar, which closed 2003 with a devaluation of 22.26% (appreciation of 34.8% in 2002).

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at December 31, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 38.9 million, in the Parent Company and an open position in "currency terms - NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 85.5 million in the Parent Company and US$ 203.3 million in the consolidated position.

The results determined up to December 31, 2003 from the operations with derivatives were recognized in the financial statements.

20 Financial results

	Parent Company		Consolidated	
	2003	2002	2003	2002
Interest income	37,022	23,423	111,180	101,095
Monetary variation and exchange rate variation income	(32,214)	37,609	(129,122)	512,844
Financial income	4,808	61,032	(17,942)	613,939
Interest expenses	(133,387)	(155,376)	(206,771)	(237,793)
Monetary variation and exchange rate variation expense	230,745	(697,212)	447,638	(1,089,401)
Loss in swap transaction	(62,052)	(8,640)	(102,534)	(32,384)
Other financial expenses	(31,768)	(20,120)	(43,538)	(25,954)
Financial expenses	3,538	(881,348)	94,795	(1,385,532)
Financial result, net	8,346	(820,316)	76,853	(771,593)

(In thousands of Reais)

21 Nonoperating result

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gain (loss) from subsidiary abroad (1)	17,452	(26,831)	-	-
Loss in other investment	(687)	(2,284)	(687)	(2,233)
Result on sale of fixed assets (2)	4,981	46,906	14,745	11,133
Loss on sale of investment	(466)	-	(466)	-
	21,280	17,791	13,592	8,900

(1) Reversal of part of the provision for losses in the investment in Stenfar S.A.I.C., as a result of the decrease in its negative equity in 2003. In the balance sheet, considering that the Company has receivables from this subsidiary, the amount provisioned is presented as a reducing item to these credits.

(2) In 2002, the Company sold to its subsidiary Bahia Sul Celulose S.A, aproximately, 15 thousand hectares of land and forests in the region of São Mateus - ES, for the amount of R$ 65 million. This sale, realized at market value conditions, and supported by an independent appraisal report, generated (non-operating) profits of R$ 41 million. In the consolidated financial statements the profit from this sale was eliminated.

(In thousands of Reais)

22 Statement of EBITDA (Unaudited)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Operating income	641,165	(78,555)	856,079	(120,614)
Financial expenses	(3,538)	881,348	(94,795)	1,385,532
Financial income	(4,808)	(61,032)	17,942	(613,939)
Interest on equity	(355,435)	(451,118)	1,054	-
Amortization of goodwill	41,687	31,560	41,687	31,560
Depreciation, depletion and amortization	82,187	66,943	178,255	158,160
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	401,258	389,146	1,000,222	840,699

23 Guarantees

The Company has provided guarantees, jointly with Suzano Petroquímica S.A., to Polibrasil Resinas S.A., in a contract for a line of credit from BNDES, which at December 31, 2003, amounted to R$ 47,562 (R$ 35,433 in 2002). Similarly the Company has provided guarantees in a contract for a line of credit from FMO (a Dutch agency for promoting development), which will expire on February 9, 2004 (see Note 28).

At December 31, 2003, the Company had open vendor operations with its clients in the amount of R$ 35,901 (R$ 15,562 in 2002), in which the Company participated as an intervening guarantor. In the consolidated statements the vendor operations totaled R$ 96,136 (R$ 84,391 in 2002).

(In thousands of Reais)

24 Insurance coverage

The Company maintains insurance coverage against operational risks and others to safeguard the industrial plants and inventories.

On December 31, 2032, the Company had insurance coverage, for amounts deemed sufficient by its insurance advisors, to cover possible losses.

25 Commitments

The Company, through its subsidiary Bahia Sul Celulose S.A., signed a loan agreement with Aracruz Celulose S.A. for the loan of up to 1,900 thousand cubic meters of eucalyptus timber to be harvested by Aracruz Celulose S.A. up till December 31, 2004. The agreement states that the return of equivalent volume in similar operation conditions should occur between 2006 and 2008. The Company records the asset, related to the volume already delivered to Aracruz Celulose S.A. in the amount of R$ 2,653, as noncurrent assets.

26 Public share offering

On November 3, 2003 the Directors' Board approved the placing of shares through primary public issuance in Brazil, on the unorganized over-the-counter market, under a differentiated procedure system, according to the terms set forth in article 33 of CVM Instruction 13/80, with simultaneous realization of the sales effort in preferred shares abroad, aiming, in the latter case, at placing them with eligible foreign institutional investors, registered in the CVM. The offering occurred on November 21, 2003, comprised the primary public issuance of 5,000,000 common shares and 10,000,000 preferred shares the secondary public allocation of 29,299,136 preferred shares, all nominal and with no par value, including the exercise of an option for additional shares.

(In thousands of Reais)

More than a thousand investors participated in the offering, 971 of whom were individual private investors in Brazil (individuals, investment clubs and around 5% of the company's employees) who acquired around 6% of the offered shares. Brazilian institutional investors acquired around 39% of the offering and eligible foreign institutional investors, through a private offering (144 A and Reg "S"), acquired around 55% of the allocated shares. The selling price was R$ 10.00 per common and preferred share. The shares were allocated exclusively in Brazil, with the aim of concentrating its trading in BOVESPA. The number of the Company's preferred shares in the market (free floating) after the offering was 90,071,276 shares, which corresponds to 32.9% of the total capital and to 52.6% of the preferred capital, with a substantial increase in the shareholding spread.

27 Investment in electric power

The Company, through its wholly-owned subsidiary Comercial e Agrícola Paineiras Ltda, will invest as part of a consortium a total amount of approximately R$ 183.2 million in the hydroelectric complex of Capim Branco, located in the state of Minas Gerais. The total estimated investment is R$ 818 million and the total installed potential should be 450 MW. The conclusion of this project, expected to occurring for 2007, will turn the Company self-sufficient in electric power. Up to December 31, 2003 around R$ 16.9 million had been invested. The investment is being made through a consortium composed of Cia. Vale do Rio Doce - CVRD, Cia Mineradora de Metais - CMM and Cia. Energética de Minas Gerais - CEMIG. The Company will have a 17.9% share in the total electric power produced and its share in the financing of the project is 22.4%. The greater share in the financing of the project is justified by the fact that CEMIG will supply services in the implementation, operation and maintenance of the hydroelectric complex during the concession period of 35 years, and, therefore, its share in the financing of the project is lower. On December 23, 2003, BNDES authorized the concession of financing for part of the Company's share in the project in the total amount of R$ 116.9 million, with a total period for amortization of 9 years, including a grace period of 3 to 4 years and interest of 3.75% p.a.

28 Subsequent event

On February 9, 2004, FMO (a Dutch agency for promoting development) issued a letter to the Company and to Suzano Petroquímica S.A., confirming that the guarantees that they had provided jointly to Polibrasil Resinas S.A., in the financing of the Splitter (propene separator unit) and Spheripol (industrial plant) projects, had expired on that date, due to the of the fulfillment of all its contractual conditions (see Note 23).

SUZANO

CIA. SUZANO DE PAPEL E CELULOSE

Announces consolidated results for fourth quarter and full year 2003

Record Results in 2003:
Ebitda reaches R$ 1.0 billion and net income is R$ 586.5 million

São Paulo, 18 February 2004. Cia. Suzano de Papel e Celulose (Suzano) – (Bovespa: SUZA4; Latibex: BRSUZAACNPR9; ADRI: CSZPY), one of the largest integrated pulp and paper producers in Latin America, today announced consolidated results for the fourth quarter (4Q03) and the full year of 2003. The operational and financial information below presents consolidated figures in Reais, according to the Brazilian Corporate Law accounting method (BR GAAP).

Fourth Quarter Highlights:


Total Net Sales
100%
50%
0%
48%
48%
49%
52%
52%
51%
3T03
4T03
4T02
Export market
Domestic market


Total Sales Volume
Thoudand tons
400
300
200
100
-
292,9
322,1
292,7
109,0
134,9
118,7
20,6
21,0
19,4
109,4
115,6
109,2
3Q03
4Q03
4Q02
Pulp
Coated
Paperboard
P&W

- 4Q03 net income of R$ 98.9 million confirms long-term trend, brings 2003 net income to R$ 586.5 million.
- Growth of 15.2% in Net Sales to R$ 651.3 million in 4Q03, due to 10.1% higher sales volume and 4.7% better prices
- Europe and Asia eucalyptus pulp prices rose by average US$ 30/ton in February.

In R$ Million

Financial Highlights	3Q03	4Q03	4Q02	2002	2003
Net sales	593.1	651.3	565.3	2,068.4	2.477,9
Net Income	80.4	98.9	208.8	55.1	586.5
Ebitda	246.0	228.6	254.9	840.7	1,000.2
Net Income per share	0.3108	0.3617	0.8078	0.2131	2.1443
Ebitda (*) / Net Sales	41.5%	35.1%	45.1%	40.6%	40.4%
Net Debt / Annualized Ebitda(*)	1.67	1.64	3.03	3.03	1.64

(*) Ebitda is operating profit plus net financial expenses and net monetary & exchange variation minus depreciation and amortization.

The pulp market

International pulp prices were less volatile in 2003 than in previous years. The price of Eucalyptus pulp CIF Europe (BEKP – Bleached Eucalyptus Kraft Pulp) averaged US$ 503/ton in 2003, about 10% higher than in 2002.

On the supply side, total worldwide eucalyptus market pulp capacity increased in 2003 – a factor reducing prices in the second half of the year; but on the demand side, two main factors contributed to the increase in average prices: growth in the economies of the US and China (Chinese pulp imports grew 15% in 2003), and strengthening of the euro against the dollar, which improved import conditions in Europe. *Norscan inventories* performed better than the industry was expecting for several months of the year, and rose more than expected at the end of the year.

The paper market

There was a strong reduction in the demand for paper in the Brazilian market in 2003.

The markets for uncoated and coated printing and writing paper were affected by the reduction in government related purchases – both direct (through the National Education Development Fund, FNDE) and indirect (through lower promotional activity). The paperboard segment was strongly affected by the reduction in domestic economic activity, which reduced consumption of packaging materials.

In the international market the average price difference between uncoated woodfree paper (Reels CIF Northern Europe) and eucalyptus pulp was US$ 243 per ton, in line with the historical average of US$ 250 per ton.

Production and cash cost

In 4Q03 we produced 117.5 thousand tons of market pulp and 193.9 thousand tons of paper – compared with 113.1 thousand tons of market pulp and 189.3 thousand tons of paper in 4Q02.

In full-year 2003 we produced 424.9 thousand tons of market pulp, an increase of 0.1% on 2002, and 776.4 thousand tons of paper, 2.5% more than in 2002 – a total output of 1.201 million tons in the year, 1.6% more than our output in 2002. This production was in fact higher than the aggregate nominal production capacity of all our plants (1.185 million tons) – this was achieved through operational improvements that increased productivity.

Our market pulp production cost is among the lowest in the world. The expansion of our unit at Mucuri will consolidate this position even more. Our pulp cash production cost in 4Q03 was US$ 148 per ton – compared with US$ 124/ton in 4Q02, mainly due to the appreciation of the real. Our pulp cash production cost in the whole of 2003 was US$ 143 per ton, compared with US$ 132 per ton in 2003. The increase is mainly due to higher costs of labor, services and input materials.

Total sales volume

Our total sales volume in 4Q03 was 322.1 thousand tons, 10.1% more than its total sales volume of 292.7 thousand tons in 4Q02. Of this total, 37.5%, or 120.8 thousand tons, was sold to the domestic market and 62.5% exported.

Exports in 4Q03 represented 62.5% of total sales volume.

In 2003 we sold a total of 1,153.6 thousand tons. This compares with 1,161.9 thousand tons in 2002. The retraction in domestic demand for paper reduced domestic sales from 539.5 thousand tons in 2002 to 469.0 thousand tons in 2003 – but our operational flexibility enabled us to redirect a large part of our sales volume to the export market. Our exports grew 10.0% in the year, to 684,500 tons, and provided 59.3% of our total sales volume, compared with 53.6% in 2002. This export growth was diversified: we exported to 77 countries in 2003.

Net sales

Our net sales in 4Q03 were R$ 651.3m, 15.2% more than in 4Q02 – reflecting a 10.1% increase in volume sold, and a 4.7% average increase in prices in Reais.

Our net sales in the year were R$ 2,477.9m, an increase of 19.8% from 2002, reflecting a 20.7% increase in average selling price, with reduction of 0.7% in total volume sold.

Net Sales up 15.2% in 4Q03 reflects increase of 10.1% in sales volume.

4Q03 net sales in the domestic market were R$ 313.1m, 12.5% higher year-on-year (i.e. vs. 4Q02), better average prices in Reais, more than offsetting a 12.5% reduction in volume sold. Net sales from exports in the fourth quarter was R$ 338.2m, 17.9% higher than in 4Q02, and export volume was 35.8% higher – overcoming the effect of average prices 13.2% lower in Reais (largely due to appreciation of the Real against the dollar).

Domestic market net sales for the whole year were 16.0% higher than in 2002, at R$ 1,234.1m. Again, better average prices achieved in the year more than offset a 13.1% reduction in volume sold. Our net export sales were 23.8% higher year-on-year, at R$ 1,243.8m – reflecting increases in average US dollar prices of 4.6% for paper and 6.4% for pulp, the lower average dollar exchange rate in 2003 than 2002, and 10.0% growth in volume exported – mainly in papers with higher prices.

<u>*Market Pulp Net Nales*</u>

Our net sales of market pulp in the fourth quarter of 2003 were 23.1% of our total net sales, compared with 29.2% in the second quarter of the year. In the whole of 2003 this figure was 23.0% – compared to 24.3% in 2002.


Pulp sales
Thousand tons
150
100
50
-
109
116
109
96
103
93
13
13
16
3T03
4T03
4T02
Domestic market
Export market


Pulp sales
Net revenue - R$ million
180
120
60
-
145
151
165
127
133
142
18
17
23
3T03
4T03
4T02
Domestic market
Export market

Our 4Q03 net sales of market pulp, at R$ 150.5m, were 8.9% lower than in 4Q02, reflecting prices 13.8% lower in Reais (at R$ 1,302.63 per ton), due to the appreciation of the Real between the two periods, and in spite of the 9.1% price increase in dollar terms in that period. The 5.8% growth in volume sold – from 109,200 tons in 4Q02 to 115.6 thousand tons in 4Q03 – offset part of the effect of the lower price in Reais.

Our whole-year net sales of market pulp were R$ 570.7m, 13.3% higher than in 2002 – on an average pulp price 15.2% higher, at R$ 1,411.40 per ton – offsetting the effect of a 1.6% reduction, to 404.3 thousand tons, in the volume sold in 2003. The increase in the average pulp price in Reais reflects the growth of about 10% in international prices (CIF North Europe), and 5% reduction in the average exchange rate from 2002 to 2003.

Paper net sales


Paper sales
Thousand tons
250
200
150
100
50
-
184
207
183
84
99
55
99
108
128
3T03
4T03
4T02
Domestic market
Export market


Paper sales
Net revenue - R$ million
600
500
400
300
200
100
-
448
501
400
179
205
145
269
296
255
3T03
4T03
4T02
Domestic market
Export market

Our net sales of paper in the quarter were 76.9% of our total net sales, compared with 70.8% in 4Q02 – and in the whole year was 77.0%, compared with 75.7% in 2002.

4Q03 net sales of paper were R$ 500.7m, up 25.2% year-on-year (vs. 4Q02). Prices in Reais were 11.1% higher, at R$ 2,423.80 per ton in the quarter, and volume sold was 12.6% higher at 206.6 thousand tons. We exported 40.9% of our 4Q03 sales volume, compared to 36.2% in 4Q02 – reflecting the strategy adopted over the whole year of redirecting sales to exports due to the retraction in local demand.

Our 2003 paper net sales was R$ 1,907.3m, up 21.9% from 2002, on a 22.9% increase in average price – to R$ 2,545.50 per ton in 2003, and volumes sold 0.2% lower – at 749.3 thousand tons, vs. 751.0 thousand tons in 2002. The increase in the average price mainly reflected adjustments in the domestic price, and also our line of higher added value products – the fall in sales volume was due to the slowdown in the Brazilian economy. We exported 44.1% of our 2003 paper sales volume – compared to 37.6% in 2002.

Cost of sales

Unit cost of sales in 4Q03 was R$ 1,209.4 per ton, 29.5% higher than in 4Q02, mainly due to increases in cost of labor and raw materials, to a higher percentage of paper in exports, which increases freight costs, and to the appreciation of the real.

In the year, our cost of sales increased 21.1%, to R$ 1,347.3 million – mainly due to higher prices of inputs, higher electricity expenses, increased personnel expenses, and higher paper exports, causing higher freight costs.

Gross profit

Gross profit in the quarter was R$ 261.6m, 10.4% less than in 4Q02, with gross margin 40.2%, compared to 51.6%.

Gross Margin in 4Q03 was at 40.2%.

Gross profit in 2003 was R$ 1,130.6m, 18.2% higher than in 2002, with gross margin 0.6 percentage points lower at 45.6% (vs. 46.2% in 2002), mainly reflecting higher paper exports, with lower margins.

Selling expenses

Selling expenses in 4Q03 were R$ 40.3 million, 5.8% higher than in 4Q02 – mainly due to increased marketing expenses and distribution expenses resulting from the higher volume of exports.

Selling expenses in the whole year were 10.8% higher year-on-year at R$ 140.5m, due to the higher export volume, and the effect of the depreciation of the Real on our dollar-denominated export related expenses.

General and administrative (G&A) expenses

G&A expenses in 4Q03 were R$ 47.1m, 3.2% higher than in 4Q02: increased personnel expenses, and the non-recurring effect of the stock offering, were partially offset by G&A reductions resulting from the restructuring programs and the reduction in outsourced expenses.

G&A expenses in 2003 were 20.2% higher than in 2002, at R$ 201.4 million, reflecting increased personnel expenses, including those related to our profit-sharing program, and increased tax provisions. We had R$ 15.8 million of non-recurring expenses, from organizational restructuring and the stock offering. As a percentage of net sales, our G&A was stable in relation to 2002, at 8.1%.

EBITDA

Our 4Q03 Ebitda was R$ 228.6 million, 10.3% less than in 4Q02, mainly reflecting a reduction in gross margin, as explained before. 4Q03 Ebitda margin was 35.1%, compared to 45.1% in 4Q02.


R$ million
300
250
200
150
100
50
-
41,5%
35,1%
45,1%
246
229
255
3T03
4T03
4T02
EBITDA
Mg. EBITDA

2003 Ebitda, at R$ 1.0002 billion, was up 19.02% from 2002 Ebitda of R$ 840.7 million. 2003 Ebitda margin on net sales was stable, at 40.4%, from 40.6% in 2002.

Net financial income

We posted net financial expenses of R$ 50.7 million in 4Q03, compared to net financial revenue of R$ 139.2 million in 4Q02. This was largely because the Real appreciated 10.2% in 4Q02 - causing a substantial FX gain (of R$ 215.9 million) on our net dollar-denominated liabilities - but appreciated only 1.2% in 4Q03 (causing an FX gain of only R$ 8.7 million). This compares with a gain of R$ 215.9 million in 4Q02.

For the whole of 2003, we posted net financial revenues of R$ 76.9 million, compared with net financial expenses of R$ 771.6 million in 2002. A substantial part of these totals related to the effects of monetary and FX variation on our dollar-denominated assets and liabilities. In 2003 we posted a net gain from monetary and FX variation of R$ 318.5 million, whereas in 2002 we posted a net financial expense of R$ 576.6 million. Both amounts, thus, did not necessarily represent disbursement, or inflow, of funds, in these periods.

Income tax and Social Contribution

In 4Q03 we posted a provision for income tax and the Social Contribution on Net Profit totaling R$ 17.6 million, 86% less than the R$ 128.1 million that we posted in the same line in 4Q02.

Our total income tax and Social Contribution in the year was R$ 259.0 million, compared with a tax credit of R$ 191.8 million in 2002. The increase comes mainly from the lower net financial expense, and the non-taxable income of foreign subsidiaries, which resulted in a credit of R$ 147.9 million in 2002, and an expense of R$ 43.3 million in 2003.

Net Income

Suzano's net income for the fourth quarter of 2003 is R$ 98.9 million (R$ 0.3617 per share), which compares with net income of R$ 208.8 million (R$ 0.8078 per share) in 4Q02.

Our 2003 net income, at R$ 586.5 million (R$ 2.1443 per share), compares with net income of R$ 55.1 million (R$ 0.2131 per share) in 2002.

Management of cash and debt

Net Debt was down to US$ 570 million, with Net Debt/Ebitda of 1.6x.

Consolidated net debt at 31 December 2003 was R$ 1,647.0 million, or US$ 570.0 million, compared with R$ 2,548.9 million, or US$ 721.4 million, on 31 December 2002, a reduction of R$ 901.9 million, or US$ 151.4 million.

Three significant positive factors contributed to this reduction of debt: the 2003 Ebitda of US$ 325.0 million (compared to US$ 287.9 million in 2002); the net effect on our cash flow of the exercise of the option to sell the holding in Portucel, of R$ 420.0 million; and the primary stock offering of R$ 150.0 million.

The main outflows of cash were: (i) capital expenditure, including deferred charges, of R$ 544.8 million; (ii) financial expenses, on interest and swaps, totaling R$ 241.7 million; (iii) R$ 130.3 million in payment of income tax and Social Contribution; and payments of R$ 127.0 million in dividends and interest on equity.

On 31 December 2003 the company's net debt/EBITDA ratio was 1.6, compared with 3.0 on 31 December 2002. Our strategy in 2003 included lengthening of the debt profile, a higher proportion of trade finance for longer terms, transactions with foreign export credit agencies and the BNDES, and reduction of the cost of debt in line with the falling trend in international interest rates.

On 31 December 2003, 83% of our indebtedness was in US dollars, compared with 86% at 31 December 2002. This reflected a growth in financings from the BNDES. On those dates approximately 51% and 72% of our cash positions were linked to the US dollar.

Our total market risk arising from the exposure of our debt, cash investments and other net financial liabilities and assets in foreign currency, if expressed as the potential loss that would result from an increase of R$ 0.10 in the Real/US dollar exchange rate, would be approximately R$ 50.7 million at 31 December 2003. The figure for the same potential loss at 31 December 2002 was R$ 46.0 million.

Capital expenditure

In 2003 we invested a total of R$ 540.8 million, as part of our strategy of organic growth. Operational investments, including forest investment, totaled R$ 374.5 million in the São Paulo units, and R$ 145.4 million at the Mucuri unit. A further R$ 16.3 million was invested in the Capim Branco project, and R$ 3.9 million in other forest investments.

The amount invested in the fourth quarter of 2003 was R$ 178.3 million, of which R$ 39.2 million went into the Q project, R$ 34.3 million into the P project, R$ 16.7 million in the optimization project and R$ 11.5 million in forest formation for the expansion. The rest went into the current investments in industrial and forest assets.

At the B mill, we continued the wide-ranging modernization project, and the increase in paper and pulp capacity, in Phase 1 of the P and Q projects. In December 2003 the new pulp production equipment, which will increase production by 99.0 thousand tons/year, started operating. The conclusion of the modernization of the B8 paper machine, to increase its production by 43 thousand tons/year, is scheduled for March 2004. The impact of this modernization will become apparent over the course of 2004, as production volume increases, diluting fixed costs, and reducing consumption of several inputs. Phases I and II of these projects aim to expand pulp production by 146 thousand tons/year, and paper production capacity by 86 thousand tons/year, by 2006. Since part of the additional production of pulp will be going into the production of paper, the growth in market pulp will be 74 thousand tons/year. The total investment in these projects over the period 2003-2006 is estimated at US$ 242 million. The total invested in 2003 was R$ 260.9 million, or US$ 84.8 million.

At Mucuri, the current optimization project will increase our annual pulp capacity by 60,000 tons starting in 2005, by removing bottlenecks, improving environmental performance, as well as potentially reducing costs. In 2003 we spent R$ 33.9 million (US$ 11.0m) on services and equipment for this project, for which total capital expenditure is estimated at US$ 66m

A highlight of our investment program is the process, now under way, of expansion of our pulp production capacity at the Mucuri plant by 1.0 million tons/year, increasing our total capacity to 1.65 million tons/year in 2008. In December 2003 the Board of Directors approved continuation of the project, which has a total estimated investment of US$ 1.2 billion, including formation of the forest base.

Cia. Suzano de papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with a pulp capacity production of 1.005 thousand tons and paper capacity production of 775 thousand tons. The Company offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. The Company has four lines of principal products: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; (iv) and paperboard. The Companys' shares are listed on on the Level 1 of Corporate Governance of the Bovespa (SUZA4), on Latibex, in Madrid and an ADR Level 1 program is also offered to US investors.

Forward-Looking Statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material costs, seasonal fluctuations in customer orders, pricing actions by competitors, significant changes in the applicable rates of exchange of the Brazilian real against the U,S, dollar, and general changes in the economic environment in Brazil, emerging markets or internationally, Investors are cautioned not to rely on these forward-looking statements and the Company does not undertake to update these forward-looking statements.

--- Five Pages with Tables to Follow ---

Consolidated Production volume (in thousand tons)

	4Q03	4Q02	2003	2002
Pulp	117,5	113,1	424,9	424,4
Coated	20,9	17,6	84,0	68,4
Paperboard	48,8	45,9	197,6	190,8
P&W	124,1	125,8	494,7	498,5
Total	**311,4**	**302,4**	**1.201,3**	**1.182,1**

Consolidated Net sales and sales volume (in thousand Reais and tons)

	4Q03		4Q02		2003		2002	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**313.107**	**120,8**	**278.358**	**144,4**	**1.234.118**	**469,0**	**1.063.515**	**539,5**
Pulp	17.259	12,7	23.103	16,2	73.054	50,0	78.058	71,1
Coated	54.996	18,1	57.505	19,1	220.874	70,1	182.879	67,6
Paperboard	72.286	26,7	59.162	33,0	295.195	107,2	233.709	125,7
P&W	168.566	63,3	138.588	76,1	644.995	241,8	568.869	275,1
Export Market	**338.153**	**201,4**	**286.904**	**148,3**	**1.243.805**	**684,5**	**1.004.900**	**622,4**
Pulp	133.265	102,9	142.071	93,1	497.605	354,3	425.492	339,8
Coated	7.139	3,0	930	0,3	20.331	8,0	3.923	1,8
Paperboard	45.076	23,9	27.356	12,3	169.953	91,3	113.913	64,6
P&W	152.673	71,6	116.547	42,6	555.916	231,0	461.572	216,2
Total	**651.260**	**322,1**	**565.262**	**292,7**	**2.477.923**	**1.153,6**	**2.068.415**	**1.161,9**
Pulp	150.524	115,6	165.174	109,2	570.659	404,3	503.550	411,0
Coated	62.135	21,0	58.435	19,4	241.205	78,0	186.802	69,4
Paperboard	117.362	50,7	86.518	45,3	465.148	198,5	347.622	190,3
P&W	321.239	134,9	255.135	118,7	1.200.911	472,7	1.030.441	491,3

Parent company Net sales and sales volume (in thousand Reais and tons)

	4Q03		4Q02		2003		2002	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**229.292**	**81,1**	**232.030**	**97,1**	**894.253**	**313,6**	**795.011**	**369,4**
Pulp	1.618	0,8	1.921	1,5	5.869	3,9	16.622	17,2
Coated	54.996	18,1	57.505	19,1	220.874	70,1	182.879	67,6
Paperboard	72.286	26,7	71.992	33,0	295.195	107,2	242.573	125,7
P&W	100.392	35,6	100.612	43,6	372.315	132,5	352.937	159,0
Export Market	**143.363**	**71,7**	**120.641**	**42,1**	**506.627**	**237,0**	**421.932**	**196,2**
Pulp	3.468	2,6	2.345	1,5	11.358	8,3	6.574	4,3
Coated	5.587	2,5	930	0,3	15.916	6,9	3.923	1,8
Paperboard	42.467	23,7	27.356	12,3	156.553	86,5	113.913	64,6
P&W	91.841	42,9	90.010	27,9	322.800	135,3	297.522	125,6
Total	**372.655**	**152,8**	**352.671**	**139,2**	**1.400.880**	**550,6**	**1.216.943**	**565,7**
Pulp	5.086	3,3	4.266	3,0	17.227	12,1	23.196	21,5
Coated	60.583	20,5	58.435	19,4	236.790	77,0	186.802	69,4
Paperboard	114.753	50,4	99.348	45,3	451.748	193,7	356.486	190,3
P&W	192.233	78,5	190.622	71,5	695.115	267,8	650.459	284,6

Balance Sheet (in thousand Reais)

	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current Assets	**847.311**	**669.795**	**2.270.688**	**2.765.093**
Cash and cash equivalent	343.839	214.191	1.332.451	1.342.062
Clients	184.748	208.594	412.148	408.822
Inventories	210.113	142.742	383.841	289.133
Deferred income and social contribution taxes	21.829	22.070	62.137	129.086
Dividends receivable	37.513	41.537	-	606
Credit from disposal of investment	-	-	-	503.287
Other accounts receivable	49.269	40.661	80.111	92.097
Non current assets	**151.130**	**135.280**	**298.344**	**320.371**
Deferred income and social contribution taxes	83.869	93.385	187.899	266.198
Other accounts receivable	67.261	41.895	110.445	54.173
Permanent assets	**3.413.558**	**3.541.627**	**3.429.460**	**3.136.977**
Investments	2.370.315	2.781.539	23.622	27.483
Property, plant and equipment	1.033.438	751.009	3.060.498	2.720.140
Deferred charges	9.805	9.079	345.340	389.354
Total Assets	**4.411.999**	**4.346.702**	**5.998.492**	**6.222.441**
Current liabilities	**822.867**	**1.486.199**	**1.864.590**	**2.194.173**
Trade accounts payable	97.429	60.504	152.479	91.184
Loans and financing	469.412	613.583	1.367.117	1.198.880
Accrued interest	55.177	26.390	77.351	55.569
Accrued salaries and payroll taxes	30.307	29.503	46.459	42.428
Taxes payable other than on income	4.323	7.628	8.978	13.895
Income and social contribution taxes	-	-	5.975	1.926
Dividends payable	117.786	67.415	120.503	70.228
Related parties	26.052	657.116	1.613	640.527
Other accounts payable	22.381	24.060	84.115	79.536
Non current liabilities	**1.204.883**	**1.035.753**	**1.699.403**	**2.173.966**
Loans and financings	1.096.147	946.821	1.533.347	1.995.995
Provision for contingencies	81.023	47.294	105.501	76.643
Other	27.713	41.638	60.555	101.328
Minority Interests		**-**	**115.606**	**99.343**
Shareholder's equity	**2.384.249**	**1.824.750**	**2.318.893**	**1.754.959**
Share capital	1.287.737	1.137.737	1.287.737	1.137.737
Capital reserves	26.741	26.741	26.741	26.741
Revaluation reserves	34.281	41.719	34.281	41.719
Profit reserves	1.035.490	618.553	970.134	548.762
Accumulated profit	-	-	-	-
Total liabilities	**4.411.999**	**4.346.702**	**5.998.492**	**6.222.441**

Statement of Income - Consolidated (in thousand Reais)

	2003	2002	4T03	4T02
Net sales	**2.477.923**	**2.068.415**	**651.260**	**565.262**
Cost of goods sold	(1.347.294)	(1.112.127)	(389.617)	(273.375)
Gross profit	**1.130.629**	**956.288**	**261.643**	**291.887**
Selling expenses	(140.471)	(126.802)	(40.308)	(38.101)
General and administrative expenses	(201.412)	(167.630)	(47.062)	(45.590)
Net financial expenses	(241.663)	(195.036)	(59.301)	(76.700)
Monetary and exchange rate variation	318.516	(576.557)	8.651	215.941
Equity income in subsidiaries and affiliates	(1.054)	-	(178)	-
Amortization of goodwill	(41.687)	(31.560)	(10.421)	(10.422)
Other operating income	33.221	20.683	8.543	5.640
Operating profit (loss)	**856.079**	**(120.614)**	**121.567**	**342.655**
Nonoperating income (expense)	13.592	8.900	34	2.889
Profit (loss) before income and social contribution taxes	**869.671**	**(111.714)**	**121.601**	**345.544**
Income and social contribution taxes	(258.988)	191.845	(17.610)	(128.050)
Minority interest	(24.165)	(25.053)	(5.051)	(8.665)
Net profit (loss) for the period	**586.518**	**55.078**	**98.940**	**208.829**
Depreciation / Depletion / Amortization	**178.255**	**158.160**	**45.789**	**41.039**
EBIT	821.967	682.539	182.816	213.836
EBITDA	1.000.222	840.699	228.605	254.875
Gross profit / Net sales	45,6%	46,2%	40,2%	51,6%
EBITDA / Net sales	40,4%	40,6%	35,1%	45,1%
Net debt / EBITDA (anualized)	1,64	3,03	1,64	3,03

Statement of Income – Parent Company (in thousand Reais)

	2003	2002	4T03	4T02
Net sales	**1.400.880**	**1.216.943**	**372.655**	**362.671**
Cost of goods sold	(846.594)	(678.028)	(236.983)	(192.502)
Gross profit	**554.286**	**538.915**	**135.672**	**170.169**
Selling expenses	(131.094)	(113.301)	(36.997)	(35.933)
General and administrative expenses	(128.971)	(114.451)	(33.141)	(34.575)
Net financial expenses	(190.185)	(160.713)	(46.519)	(58.059)
Monetary and exchange rate variation	198.531	(659.603)	(10.652)	202.937
Equity income in subsidiaries and affiliates	355.435	451.118	82.911	22.561
Amortization of goodwill	(41.687)	(31.560)	(10.421)	(10.422)
Other operating income	24.850	11.040	9.480	4.300
Operating profit (loss)	**641.165**	**(78.555)**	**90.333**	**260.978**
Nonoperating income (expense)	21.280	17.791	671	81.786
Profit (loss) before income and social contribution taxes	**662.445**	**(60.764)**	**91.004**	**342.764**
Income and social contribution taxes	(80.362)	165.194	19.979	(90.033)
Minority interest	-	-	-	-
Net profit (loss) for the period	**582.083**	**104.430**	**110.983**	**252.731**
Depreciation / Depletion / Amortization	**82.187**	**66.943**	**21.215**	**18.097**
EBIT	319.071	322.203	75.014	103.961
EBITDA	401.258	389.146	96.229	122.058
Gross profit / Net sales	39,6%	44,3%	36,4%	46,9%
EBITDA / Net sales	28,6%	32,0%	25,8%	33,7%
Net debt / EBITDA (anualized)	2,74	2,99	2,74	2,99

Statements of changes in financial position (in thousand Reais)

	Consolidated 31.12.2003	Consolidated 31.12.2002	Parent 31.12.2003	Parent 31.12.2002
Source of funds				
From operations				
Net profit for the period	610.683	80.131	582.083	104.430
Items not affecting working capital:				
. Depreciaiton, depletion and amortization	178.255	158.160	82.187	66.943
. Net book value of permanent assets disposed of	21.418	18.823	6.616	37.321
. Deferred income and social contribution taxes	74.712	(91.605)	5.929	(70.435)
. Equity income in subsidiaries and affiliates	1.054	-	(355.435)	(451.118)
. Amortization of goodwill	41.687	31.560	41.687	31.560
. Dividends from subsidiaries/ affiliates		-	71.585	48.851
. Provisions	16.276	9.017	21.148	34.741
. Interest and monetary variation of noncurrent assets and liabiliteis	(308.601)	637.784	(146.876)	544.167
	635.484	**843.870**	**308.924**	**346.460**
From shareholders				
. Capital increase	150.000	483.737	150.000	483.737
From third parties				
. Non current loans and financing	1.000.830	473.568	783.686	246.444
. Transfer of noncurrent assets	8.771	50.419	-	17.204
. Noncurrent accounts payable		62.520	-	-
. Capital reduction of subsidiarie		-	653.309	-
. Credit from disposal of investments		503.287	-	-
. Income tax incentives		462	-	462
	1.009.601	**1.090.256**	**1.436.995**	**264.110**
Total sourcers	**1.795.085**	**2.417.863**	**1.895.919**	**1.094.307**
Application of funds				
Permanent Assets				
. Increase in investment	540.804	359.558	374.451	180.807
. Increase in property, plant and equipment	1.718	488.261	1.400	485.754
. Increase in deferred charges	3.975	11.473	2.404	6.813
	546.497	**859.292**	**378.255**	**673.374**
Noncurrent assets	37.590	24.418	18.228	10.612
Distribution of dividends	122.265	73.238	117.584	67.284
Interest on shareholders equity	55.000	-	55.000	
Treasury shares	-	-	-	-
Transfer of noncurrent liabilities to current liabilities	1.198.555	1.179.547	486.004	1.060.554
Total applications	**1.959.907**	**2.136.495**	**1.055.071**	**1.811.824**
Increase (decrease) in working capital	**(164.822)**	**281.368**	**840.848**	**(717.517)**
Changes in working capital				
Current assets	(494.405)	1.210.693	177.516	291.217
Current liabilities	329.583	(929.325)	663.332	(1.008.734)
	(164.822)	**281.368**	**840.848**	**(717.517)**

Statements of cash flow (in million of reais)

	Consolidated 31.12.2003	Consolidated 31.12.2002	Parent company 31.12.2003	Parent Company 31.12.2002
Cash flows from operating activity				
Net income for the year	610.683	80.132	582.083	104.430
Adjustments to reconcile net income to cash generated by operating activities:				
. Depreciation, deplition and amortization	178.255	158.160	82.187	66.943
. Result on sale of fixed assets	(12.520)	(6.651)	(6.226)	(46.145)
. Equity interest in subsidiaries	1.054	-	(355.435)	(451.118)
. Amortization of goodwill	41.687	31.560	41.687	31.560
. Dividends from subsidiaries			71.585	48.851
. Deferred income and social contribution taxes	141.661	(121.256)	6.170	(89.909)
. Exchange and monetary variation changes	(291.575)	559.130	(250.063)	742.768
. Provisions	16.276	34.092	21.148	28.763
Changes in assets and liabilities				
. Increase in trade accounts receivable	(3.326)	(133.591)	23.846	(38.800)
. Increase in other accounts receivable, other debtors and prepaid expenses	(132.698)	(91.970)	(91.631)	(41.537)
. Increase in current and noncurrent liabilities	59.513	14.595	86.776	(99.332)
Net cash from operating activities	**609.010**	**524.201**	**212.127**	**256.474**
Cash flow from investing activities				
. Acquisition of property, plant and equipment	(544.779)	(371.031)	(376.855)	(187.620)
. Acquisition of investments	(1.718)	(488.261)	(1.400)	(485.754)
. Credit from disposal of investiments	503.287	-	-	-
. Capital reduction of subsidiarie	-	-	653.309	-
. Gains (losses) with foreign investments	(83.330)	213.195		
. Income tax incentive	-	462	-	462
. Proceeds generated from sale of fixed assets	33.938	25.475	12.842	83.466
Net cash used in investing activities	**(92.601)**	**(620.160)**	**287.896**	**(589.446)**
Cash flows from financing activities				
. Proceeds of loans and financing	1.428.762	1.085.452	979.772	582.600
. Payments of loans and financing – subsidiaries	(653.309)	-	-	-
. Payments of loans and financing – third parties	(1.302.924)	(1.270.501)	(1.377.934)	(489.405)
. Dividends paied/ proposed	(71.990)	(52.993)	(67.213)	(50.185)
. Interest on shareholders equity	(55.000)	-	(55.000)	
. Capital increase	150.000	483.737	150.000	483.737
Net cash from (used in) financing activities	(504.461)	245.695	(370.375)	526.747
Exchange rate effect on cash and cash equivalents	**(21.558)**	**280.109**	-	-
Increase in cash and cash equivalents	**(9.611)**	**429.845**	**129.648**	**193.775**
At the beginning of the year	1.342.062	912.217	214.191	20.416
At the end of the year	1.332.451	1.342.062	343.839	214.191

Loans and financing (in million of reais)

	Index		Interest	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
In reais:							
BNDES - Finem	TJLP	(1)	10,11%	195.642	112.048	391.755	343.107
BNDES - Finem	Cesta de moedas	(1)	10,41%	43.530	6.802	62.314	34.810
BNDES - Finame	TJLP	(1)	9,53%	36.208	39.105	41.779	45.408
BNDES - Automático	TJLP	(1)	9,14%	4.340	6.319	5.327	7.980
Working capital:							
Exports financing	US$		5,04%	1.188.430	1.209.930	2.087.253	2.223.104
Sindicated loan	US$	(2)	3,78%	-	-	220.744	363.499
Resolution 63	US$		13,23%	70.967	143.303	70.967	143.303
Credit line FMO	US$		8,72%	39.846	30.760	39.846	30.760
BNDES – Exim	TJLP		LIBOR + 6,04%	-	14.175	-	14.175
Imports financing	US$		3,55%	41.773	24.352	46.062	24.352
Others	US$		-	-	-	11.768	19.946
Total				1.620.736	1.586.794	2.977.815	3.250.444
Current liabilities				524.589	639.973	1.444.468	1.254.449
Noncurrent liabilities				1.096.147	946.821	1.533.347	1.995.995

The loans and financing mature as follows:

	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
2004	-	353.044	-	949.518
2005	418.293	329.793	629.609	533.532
2006	283.404	219.834	438.752	393.044
2007	144.492	17.632	169.709	47.649
2008	94.348	26.518	104.775	72.252
2009	73.439	-	88.444	-
2010 forward	82.171	-	102.058	-
	1.096.147	946.821	1.533.347	1.995.995

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long term interest rate (TJLP) issued by the Brazilian Central Bank.

(2) In the beginning of July 2001, the wholly owned sudsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the eurobonds are due, for a cost of LIBOR plus 2.60% p.a. During the third quarter of 2003 we anticipated the payment of US$ 25 million of this loan. The Eurobonds will be held in trust by the aforementioned owned subsidiary up to its maturity date on July 2004.

SUZANO

CIA. SUZANO DE PAPEL E CELULOSE

Announces consolidated results for fourth quarter and full year 2003

Record Results in 2003:
Ebitda reaches R$ 1.0 billion and net income is R$ 586.5 million

São Paulo, 18 February 2004. Cia. Suzano de Papel e Celulose (Suzano) – (Bovespa: SUZA4; Latibex: BRSUZAACNPR9; ADRI: CSZPY), one of the largest integrated pulp and paper producers in Latin America, today announced consolidated results for the fourth quarter (4Q03) and the full year of 2003. The operational and financial information below presents consolidated figures in Reais, according to the Brazilian Corporate Law accounting method (BR GAAP).

Fourth Quarter Highlights:


Total Net Sales
100%
50%
0%
48%
52%
48%
52%
49%
51%
3T03
4T03
4T02
Export market
Domestic market


Total Sales Volume
Thoudand tons
400
300
200
100
-
292,9
322,1
292,7
109,0
134,9
118,7
109,4
115,6
109,2
3Q03
4Q03
4Q02
Pulp
Coated
Paperboard
P&W

- 4Q03 net income of R$ 98.9 million confirms long-term trend, brings 2003 net income to R$ 586.5 million.
- Growth of 15.2% in Net Sales to R$ 651.3 million in 4Q03, due to 10.1% higher sales volume and 4.7% better prices
- Europe and Asia eucalyptus pulp prices rose by average US$ 30/ton in February.

In R$ Million

Financial Highlights	3Q03	4Q03	4Q02	2002	2003
Net sales	593.1	651.3	565.3	2,068.4	2.477,9
Net Income	80.4	98.9	208.8	55.1	586.5
Ebitda	246.0	228.6	254.9	840.7	1,000.2
Net Income per share	0.3108	0.3617	0.8078	0.2131	2.1443
Ebitda (*) / Net Sales	41.5%	35.1%	45.1%	40.6%	40.4%
Net Debt / Annualized Ebitda(*)	1.67	1.64	3.03	3.03	1.64

(*) Ebitda is operating profit plus net financial expenses and net monetary & exchange variation minus depreciation and amortization.

The pulp market

International pulp prices were less volatile in 2003 than in previous years. The price of Eucalyptus pulp CIF Europe (BEKP – Bleached Eucalyptus Kraft Pulp) averaged US$ 503/ton in 2003, about 10% higher than in 2002.

On the supply side, total worldwide eucalyptus market pulp capacity increased in 2003 – a factor reducing prices in the second half of the year; but on the demand side, two main factors contributed to the increase in average prices: growth in the economies of the US and China (Chinese pulp imports grew 15% in 2003), and strengthening of the euro against the dollar, which improved import conditions in Europe. *Norscan inventories* performed better than the industry was expecting for several months of the year, and rose more than expected at the end of the year.

The paper market

There was a strong reduction in the demand for paper in the Brazilian market in 2003.

The markets for uncoated and coated printing and writing paper were affected by the reduction in government related purchases – both direct (through the National Education Development Fund, FNDE) and indirect (through lower promotional activity). The paperboard segment was strongly affected by the reduction in domestic economic activity, which reduced consumption of packaging materials.

In the international market the average price difference between uncoated woodfree paper (Reels CIF Northern Europe) and eucalyptus pulp was US$ 243 per ton, in line with the historical average of US$ 250 per ton.

Production and cash cost

In 4Q03 we produced 117.5 thousand tons of market pulp and 193.9 thousand tons of paper – compared with 113.1 thousand tons of market pulp and 189.3 thousand tons of paper in 4Q02.

In full-year 2003 we produced 424.9 thousand tons of market pulp, an increase of 0.1% on 2002, and 776.4 thousand tons of paper, 2.5% more than in 2002 – a total output of 1.201 million tons in the year, 1.6% more than our output in 2002. This production was in fact higher than the aggregate nominal production capacity of all our plants (1.185 million tons) – this was achieved through operational improvements that increased productivity.

Our market pulp production cost is among the lowest in the world. The expansion of our unit at Mucuri will consolidate this position even more. Our pulp cash production cost in 4Q03 was US$ 148 per ton – compared with US$ 124/ton in 4Q02, mainly due to the appreciation of the real. Our pulp cash production cost in the whole of 2003 was US$ 143 per ton, compared with US$ 132 per ton in 2003. The increase is mainly due to higher costs of labor, services and input materials.

Total sales volume

Our total sales volume in 4Q03 was 322.1 thousand tons, 10.1% more than its total sales volume of 292.7 thousand tons in 4Q02. Of this total, 37.5%, or 120.8 thousand tons, was sold to the domestic market and 62.5% exported.

Exports in 4Q03 represented 62.5% of total sales volume.

In 2003 we sold a total of 1,153.6 thousand tons. This compares with 1,161.9 thousand tons in 2002. The retraction in domestic demand for paper reduced domestic sales from 539.5 thousand tons in 2002 to 469.0 thousand tons in 2003 – but our operational flexibility enabled us to redirect a large part of our sales volume to the export market. Our exports grew 10.0% in the year, to 684,500 tons, and provided 59.3% of our total sales volume, compared with 53.6% in 2002. This export growth was diversified: we exported to 77 countries in 2003.

Net sales

Our net sales in 4Q03 were R$ 651.3m, 15.2% more than in 4Q02 – reflecting a 10.1% increase in volume sold, and a 4.7% average increase in prices in Reais.

Our net sales in the year were R$ 2,477.9m, an increase of 19.8% from 2002, reflecting a 20.7% increase in average selling price, with reduction of 0.7% in total volume sold.

Net Sales up 15.2% in 4Q03 reflects increase of 10.1% in sales volume.

4Q03 net sales in the domestic market were R$ 313.1m, 12.5% higher year-on-year (i.e. vs. 4Q02), better average prices in Reais, more than offsetting a 12.5% reduction in volume sold. Net sales from exports in the fourth quarter was R$ 338.2m, 17.9% higher than in 4Q02, and export volume was 35.8% higher – overcoming the effect of average prices 13.2% lower in Reais (largely due to appreciation of the Real against the dollar).

Domestic market net sales for the whole year were 16.0% higher than in 2002, at R$ 1,234.1m. Again, better average prices achieved in the year more than offset a 13.1% reduction in volume sold. Our net export sales were 23.8% higher year-on-year, at R$ 1,243.8m – reflecting increases in average US dollar prices of 4.6% for paper and 6.4% for pulp, the lower average dollar exchange rate in 2003 than 2002, and 10.0% growth in volume exported – mainly in papers with higher prices.

<u>*Market Pulp Net Nales*</u>

Our net sales of market pulp in the fourth quarter of 2003 were 23.1% of our total net sales, compared with 29.2% in the second quarter of the year. In the whole of 2003 this figure was 23.0% – compared to 24.3% in 2002.


Pulp sales
Thousand tons
150
100
50
-
109
116
109
96
103
93
13
13
16
3T03
4T03
4T02
Domestic market
Export market


Pulp sales
Net revenue - R$ million
180
120
60
-
145
151
165
127
133
142
18
17
23
3T03
4T03
4T02
Domestic market
Export market

Our 4Q03 net sales of market pulp, at R$ 150.5m, were 8.9% lower than in 4Q02, reflecting prices 13.8% lower in Reais (at R$ 1,302.63 per ton), due to the appreciation of the Real between the two periods, and in spite of the 9.1% price increase in dollar terms in that period. The 5.8% growth in volume sold – from 109,200 tons in 4Q02 to 115.6 thousand tons in 4Q03 – offset part of the effect of the lower price in Reais.

Our whole-year net sales of market pulp were R$ 570.7m, 13.3% higher than in 2002 – on an average pulp price 15.2% higher, at R$ 1,411.40 per ton – offsetting the effect of a 1.6% reduction, to 404.3 thousand tons, in the volume sold in 2003. The increase in the average pulp price in Reais reflects the growth of about 10% in international prices (CIF North Europe), and 5% reduction in the average exchange rate from 2002 to 2003.

Paper net sales



Paper sales
Thousand tons
250
200
150
100
50
-
184
207
183
84
99
55
99
108
128
3T03
4T03
4T02
Domestic market
Export market



Paper sales
Net revenue - R$ million
600
500
400
300
200
100
-
448
501
400
179
205
145
269
296
255
3T03
4T03
4T02
Domestic market
Export market

Our net sales of paper in the quarter were 76.9% of our total net sales, compared with 70.8% in 4Q02 – and in the whole year was 77.0%, compared with 75.7% in 2002.

4Q03 net sales of paper were R$ 500.7m, up 25.2% year-on-year (vs. 4Q02). Prices in Reais were 11.1% higher, at R$ 2,423.80 per ton in the quarter, and volume sold was 12.6% higher at 206.6 thousand tons. We exported 40.9% of our 4Q03 sales volume, compared to 36.2% in 4Q02 – reflecting the strategy adopted over the whole year of redirecting sales to exports due to the retraction in local demand.

Our 2003 paper net sales was R$ 1,907.3m, up 21.9% from 2002, on a 22.9% increase in average price – to R$ 2,545.50 per ton in 2003, and volumes sold 0.2% lower – at 749.3 thousand tons, vs. 751.0 thousand tons in 2002. The increase in the average price mainly reflected adjustments in the domestic price, and also our line of higher added value products – the fall in sales volume was due to the slowdown in the Brazilian economy. We exported 44.1% of our 2003 paper sales volume – compared to 37.6% in 2002.

Cost of sales

Unit cost of sales in 4Q03 was R$ 1,209.4 per ton, 29.5% higher than in 4Q02, mainly due to increases in cost of labor and raw materials, to a higher percentage of paper in exports, which increases freight costs, and to the appreciation of the real.

In the year, our cost of sales increased 21.1%, to R$ 1,347.3 million – mainly due to higher prices of inputs, higher electricity expenses, increased personnel expenses, and higher paper exports, causing higher freight costs.

Gross profit

Gross profit in the quarter was R$ 261.6m, 10.4% less than in 4Q02, with gross margin 40.2%, compared to 51.6%.

Gross Margin in 4Q03 was at 40.2%.

Gross profit in 2003 was R$ 1,130.6m, 18.2% higher than in 2002, with gross margin 0.6 percentage points lower at 45.6% (vs. 46.2% in 2002), mainly reflecting higher paper exports, with lower margins.

Selling expenses

Selling expenses in 4Q03 were R$ 40.3 million, 5.8% higher than in 4Q02 – mainly due to increased marketing expenses and distribution expenses resulting from the higher volume of exports.

Selling expenses in the whole year were 10.8% higher year-on-year at R$ 140.5m, due to the higher export volume, and the effect of the depreciation of the Real on our dollar-denominated export related expenses.

General and administrative (G&A) expenses

G&A expenses in 4Q03 were R$ 47.1m, 3.2% higher than in 4Q02: increased personnel expenses, and the non-recurring effect of the stock offering, were partially offset by G&A reductions resulting from the restructuring programs and the reduction in outsourced expenses.

G&A expenses in 2003 were 20.2% higher than in 2002, at R$ 201.4 million, reflecting increased personnel expenses, including those related to our profit-sharing program, and increased tax provisions. We had R$ 15.8 million of non-recurring expenses, from organizational restructuring and the stock offering. As a percentage of net sales, our G&A was stable in relation to 2002, at 8.1%.

EBITDA

Our 4Q03 Ebitda was R$ 228.6 million, 10.3% less than in 4Q02, mainly reflecting a reduction in gross margin, as explained before. 4Q03 Ebitda margin was 35.1%, compared to 45.1% in 4Q02.



R$ million
300
250
200
150
100
50
-
41,5%
35,1%
45,1%
246
229
255
3T03
4T03
4T02
EBITDA
Mg. EBITDA

2003 Ebitda, at R$ 1.0002 billion, was up 19.02% from 2002 Ebitda of R$ 840.7 million. 2003 Ebitda margin on net sales was stable, at 40.4%, from 40.6% in 2002.

Net financial income

We posted net financial expenses of R$ 50.7 million in 4Q03, compared to net financial revenue of R$ 139.2 million in 4Q02. This was largely because the Real appreciated 10.2% in 4Q02 - causing a substantial FX gain (of R$ 215.9 million) on our net dollar-denominated liabilities - but appreciated only 1.2% in 4Q03 (causing an FX gain of only R$ 8.7 million). This compares with a gain of R$ 215.9 million in 4Q02.

For the whole of 2003, we posted net financial revenues of R$ 76.9 million, compared with net financial expenses of R$ 771.6 million in 2002. A substantial part of these totals related to the effects of monetary and FX variation on our dollar-denominated assets and liabilities. In 2003 we posted a net gain from monetary and FX variation of R$ 318.5 million, whereas in 2002 we posted a net financial expense of R$ 576.6 million. Both amounts, thus, did not necessarily represent disbursement, or inflow, of funds, in these periods.

Income tax and Social Contribution

In 4Q03 we posted a provision for income tax and the Social Contribution on Net Profit totaling R$ 17.6 million, 86% less than the R$ 128.1 million that we posted in the same line in 4Q02.

Our total income tax and Social Contribution in the year was R$ 259.0 million, compared with a tax credit of R$ 191.8 million in 2002. The increase comes mainly from the lower net financial expense, and the non-taxable income of foreign subsidiaries, which resulted in a credit of R$ 147.9 million in 2002, and an expense of R$ 43.3 million in 2003.

Net Income

Suzano's net income for the fourth quarter of 2003 is R$ 98.9 million (R$ 0.3617 per share), which compares with net income of R$ 208.8 million (R$ 0.8078 per share) in 4Q02.

Our 2003 net income, at R$ 586.5 million (R$ 2.1443 per share), compares with net income of R$ 55.1 million (R$ 0.2131 per share) in 2002.

Management of cash and debt

Net Debt was down to US$ 570 million, with Net Debt/Ebitda of 1.6x.

Consolidated net debt at 31 December 2003 was R$ 1,647.0 million, or US$ 570.0 million, compared with R$ 2,548.9 million, or US$ 721.4 million, on 31 December 2002, a reduction of R$ 901.9 million, or US$ 151.4 million.

Three significant positive factors contributed to this reduction of debt: the 2003 Ebitda of US$ 325.0 million (compared to US$ 287.9 million in 2002); the net effect on our cash flow of the exercise of the option to sell the holding in Portucel, of R$ 420.0 million; and the primary stock offering of R$ 150.0 million.

The main outflows of cash were: (i) capital expenditure, including deferred charges, of R$ 544.8 million; (ii) financial expenses, on interest and swaps, totaling R$ 241.7 million; (iii) R$ 130.3 million in payment of income tax and Social Contribution; and payments of R$ 127.0 million in dividends and interest on equity.

On 31 December 2003 the company's net debt/EBITDA ratio was 1.6, compared with 3.0 on 31 December 2002. Our strategy in 2003 included lengthening of the debt profile, a higher proportion of trade finance for longer terms, transactions with foreign export credit agencies and the BNDES, and reduction of the cost of debt in line with the falling trend in international interest rates.

On 31 December 2003, 83% of our indebtedness was in US dollars, compared with 86% at 31 December 2002. This reflected a growth in financings from the BNDES. On those dates approximately 51% and 72% of our cash positions were linked to the US dollar.

Our total market risk arising from the exposure of our debt, cash investments and other net financial liabilities and assets in foreign currency, if expressed as the potential loss that would result from an increase of R$ 0.10 in the Real/US dollar exchange rate, would be approximately R$ 50.7 million at 31 December 2003. The figure for the same potential loss at 31 December 2002 was R$ 46.0 million.

Capital expenditure

In 2003 we invested a total of R$ 540.8 million, as part of our strategy of organic growth. Operational investments, including forest investment, totaled R$ 374.5 million in the São Paulo units, and R$ 145.4 million at the Mucuri unit. A further R$ 16.3 million was invested in the Capim Branco project, and R$ 3.9 million in other forest investments.

The amount invested in the fourth quarter of 2003 was R$ 178.3 million, of which R$ 39.2 million went into the Q project, R$ 34.3 million into the P project, R$ 16.7 million in the optimization project and R$ 11.5 million in forest formation for the expansion. The rest went into the current investments in industrial and forest assets.

At the B mill, we continued the wide-ranging modernization project, and the increase in paper and pulp capacity, in Phase 1 of the P and Q projects. In December 2003 the new pulp production equipment, which will increase production by 99.0 thousand tons/year, started operating. The conclusion of the modernization of the B8 paper machine, to increase its production by 43 thousand tons/year, is scheduled for March 2004. The impact of this modernization will become apparent over the course of 2004, as production volume increases, diluting fixed costs, and reducing consumption of several inputs. Phases I and II of these projects aim to expand pulp production by 146 thousand tons/year, and paper production capacity by 86 thousand tons/year, by 2006. Since part of the additional production of pulp will be going into the production of paper, the growth in market pulp will be 74 thousand tons/year. The total investment in these projects over the period 2003-2006 is estimated at US$ 242 million. The total invested in 2003 was R$ 260.9 million, or US$ 84.8 million.

At Mucuri, the current optimization project will increase our annual pulp capacity by 60,000 tons starting in 2005, by removing bottlenecks, improving environmental performance, as well as potentially reducing costs. In 2003 we spent R$ 33.9 million (US$ 11.0m) on services and equipment for this project, for which total capital expenditure is estimated at US$ 66m

A highlight of our investment program is the process, now under way, of expansion of our pulp production capacity at the Mucuri plant by 1.0 million tons/year, increasing our total capacity to 1.65 million tons/year in 2008. In December 2003 the Board of Directors approved continuation of the project, which has a total estimated investment of US$ 1.2 billion, including formation of the forest base.

Cia. Suzano de papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with a pulp capacity production of 1.005 thousand tons and paper capacity production of 775 thousand tons. The Company offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. The Company has four lines of principal products: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; (iv) and paperboard. The Companys' shares are listed on on the Level 1 of Corporate Governance of the Bovespa (SUZA4), on Latibex, in Madrid and an ADR Level 1 program is also offered to US investors.

Forward-Looking Statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material costs, seasonal fluctuations in customer orders, pricing actions by competitors, significant changes in the applicable rates of exchange of the Brazilian real against the U,S, dollar, and general changes in the economic environment in Brazil, emerging markets or internationally, Investors are cautioned not to rely on these forward-looking statements and the Company does not undertake to update these forward-looking statements.

--- Five Pages with Tables to Follow ---

Consolidated Production volume (in thousand tons)

	4Q03	4Q02	2003	2002
Pulp	117,5	113,1	424,9	424,4
Coated	20,9	17,6	84,0	68,4
Paperboard	48,8	45,9	197,6	190,8
P&W	124,1	125,8	494,7	498,5
Total	**311,4**	**302,4**	**1.201,3**	**1.182,1**

Consolidated Net sales and sales volume (in thousand Reais and tons)

	4Q03		4Q02		2003		2002	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**313.107**	**120,8**	**278.358**	**144,4**	**1.234.118**	**469,0**	**1.063.515**	**539,5**
Pulp	17.259	12,7	23.103	16,2	73.054	50,0	78.058	71,1
Coated	54.996	18,1	57.505	19,1	220.874	70,1	182.879	67,6
Paperboard	72.286	26,7	59.162	33,0	295.195	107,2	233.709	125,7
P&W	168.566	63,3	138.588	76,1	644.995	241,8	568.869	275,1
Export Market	**338.153**	**201,4**	**286.904**	**148,3**	**1.243.805**	**684,5**	**1.004.900**	**622,4**
Pulp	133.265	102,9	142.071	93,1	497.605	354,3	425.492	339,8
Coated	7.139	3,0	930	0,3	20.331	8,0	3.923	1,8
Paperboard	45.076	23,9	27.356	12,3	169.953	91,3	113.913	64,6
P&W	152.673	71,6	116.547	42,6	555.916	231,0	461.572	216,2
Total	**651.260**	**322,1**	**565.262**	**292,7**	**2.477.923**	**1.153,6**	**2.068.415**	**1.161,9**
Pulp	150.524	115,6	165.174	109,2	570.659	404,3	503.550	411,0
Coated	62.135	21,0	58.435	19,4	241.205	78,0	186.802	69,4
Paperboard	117.362	50,7	86.518	45,3	465.148	198,5	347.622	190,3
P&W	321.239	134,9	255.135	118,7	1.200.911	472,7	1.030.441	491,3

Parent company Net sales and sales volume (in thousand Reais and tons)

	4Q03		4Q02		2003		2002	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**229.292**	**81,1**	**232.030**	**97,1**	**894.253**	**313,6**	**795.011**	**369,4**
Pulp	1.618	0,8	1.921	1,5	5.869	3,9	16.622	17,2
Coated	54.996	18,1	57.505	19,1	220.874	70,1	182.879	67,6
Paperboard	72.286	26,7	71.992	33,0	295.195	107,2	242.573	125,7
P&W	100.392	35,6	100.612	43,6	372.315	132,5	352.937	159,0
Export Market	**143.363**	**71,7**	**120.641**	**42,1**	**506.627**	**237,0**	**421.932**	**196,2**
Pulp	3.468	2,6	2.345	1,5	11.358	8,3	6.574	4,3
Coated	5.587	2,5	930	0,3	15.916	6,9	3.923	1,8
Paperboard	42.467	23,7	27.356	12,3	156.553	86,5	113.913	64,6
P&W	91.841	42,9	90.010	27,9	322.800	135,3	297.522	125,6
Total	**372.655**	**152,8**	**352.671**	**139,2**	**1.400.880**	**550,6**	**1.216.943**	**565,7**
Pulp	5.086	3,3	4.266	3,0	17.227	12,1	23.196	21,5
Coated	60.583	20,5	58.435	19,4	236.790	77,0	186.802	69,4
Paperboard	114.753	50,4	99.348	45,3	451.748	193,7	356.486	190,3
P&W	192.233	78,5	190.622	71,5	695.115	267,8	650.459	284,6

Balance Sheet (in thousand Reais)

	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Current Assets	**847.311**	**669.795**	**2.270.688**	**2.765.093**
Cash and cash equivalent	343.839	214.191	1.332.451	1.342.062
Clients	184.748	208.594	412.148	408.822
Inventories	210.113	142.742	383.841	289.133
Deferred income and social contribution taxes	21.829	22.070	62.137	129.086
Dividends receivable	37.513	41.537	-	606
Credit from disposal of investment	-	-	-	503.287
Other accounts receivable	49.269	40.661	80.111	92.097
Non current assets	**151.130**	**135.280**	**298.344**	**320.371**
Deferred income and social contribution taxes	83.869	93.385	187.899	266.198
Other accounts receivable	67.261	41.895	110.445	54.173
Permanent assets	**3.413.558**	**3.541.627**	**3.429.460**	**3.136.977**
Investments	2.370.315	2.781.539	23.622	27.483
Property, plant and equipment	1.033.438	751.009	3.060.498	2.720.140
Deferred charges	9.805	9.079	345.340	389.354
Total Assets	**4.411.999**	**4.346.702**	**5.998.492**	**6.222.441**
Current liabilities	**822.867**	**1.486.199**	**1.864.590**	**2.194.173**
Trade accounts payable	97.429	60.504	152.479	91.184
Loans and financing	469.412	613.583	1.367.117	1.198.880
Accrued interest	55.177	26.390	77.351	55.569
Accrued salaries and payroll taxes	30.307	29.503	46.459	42.428
Taxes payable other than on income	4.323	7.628	8.978	13.895
Income and social contribution taxes	-	-	5.975	1.926
Dividends payable	117.786	67.415	120.503	70.228
Related parties	26.052	657.116	1.613	640.527
Other accounts payable	22.381	24.060	84.115	79.536
Non current liabilities	**1.204.883**	**1.035.753**	**1.699.403**	**2.173.966**
Loans and financings	1.096.147	946.821	1.533.347	1.995.995
Provision for contingencies	81.023	47.294	105.501	76.643
Other	27.713	41.638	60.555	101.328
Minority Interests		**-**	**115.606**	**99.343**
Shareholder's equity	**2.384.249**	**1.824.750**	**2.318.893**	**1.754.959**
Share capital	1.287.737	1.137.737	1.287.737	1.137.737
Capital reserves	26.741	26.741	26.741	26.741
Revaluation reserves	34.281	41.719	34.281	41.719
Profit reserves	1.035.490	618.553	970.134	548.762
Accumulated profit	-	-	-	-
Total liabilities	**4.411.999**	**4.346.702**	**5.998.492**	**6.222.441**

Statement of Income - Consolidated (in thousand Reais)

	2003	2002	4T03	4T02
Net sales	**2.477.923**	**2.068.415**	**651.260**	**565.262**
Cost of goods sold	(1.347.294)	(1.112.127)	(389.617)	(273.375)
Gross profit	**1.130.629**	**956.288**	**261.643**	**291.887**
Selling expenses	(140.471)	(126.802)	(40.308)	(38.101)
General and administrative expenses	(201.412)	(167.630)	(47.062)	(45.590)
Net financial expenses	(241.663)	(195.036)	(59.301)	(76.700)
Monetary and exchange rate variation	318.516	(576.557)	8.651	215.941
Equity income in subsidiaries and affiliates	(1.054)	-	(178)	-
Amortization of goodwill	(41.687)	(31.560)	(10.421)	(10.422)
Other operating income	33.221	20.683	8.543	5.640
Operating profit (loss)	**856.079**	**(120.614)**	**121.567**	**342.655**
Nonoperating income (expense)	13.592	8.900	34	2.889
Profit (loss) before income and social contribution taxes	**869.671**	**(111.714)**	**121.601**	**345.544**
Income and social contribution taxes	(258.988)	191.845	(17.610)	(128.050)
Minority interest	(24.165)	(25.053)	(5.051)	(8.665)
Net profit (loss) for the period	**586.518**	**55.078**	**98.940**	**208.829**
Depreciation / Depletion / Amortization	**178.255**	**158.160**	**45.789**	**41.039**
EBIT	821.967	682.539	182.816	213.836
EBITDA	1.000.222	840.699	228.605	254.875
Gross profit / Net sales	45,6%	46,2%	40,2%	51,6%
EBITDA / Net sales	40,4%	40,6%	35,1%	45,1%
Net debt / EBITDA (anualized)	1,64	3,03	1,64	3,03

Statement of Income – Parent Company (in thousand Reais)

	2003	2002	4T03	4T02
Net sales	**1.400.880**	**1.216.943**	**372.655**	**362.671**
Cost of goods sold	(846.594)	(678.028)	(236.983)	(192.502)
Gross profit	**554.286**	**538.915**	**135.672**	**170.169**
Selling expenses	(131.094)	(113.301)	(36.997)	(35.933)
General and administrative expenses	(128.971)	(114.451)	(33.141)	(34.575)
Net financial expenses	(190.185)	(160.713)	(46.519)	(58.059)
Monetary and exchange rate variation	198.531	(659.603)	(10.652)	202.937
Equity income in subsidiaries and affiliates	355.435	451.118	82.911	22.561
Amortization of goodwill	(41.687)	(31.560)	(10.421)	(10.422)
Other operating income	24.850	11.040	9.480	4.300
Operating profit (loss)	**641.165**	**(78.555)**	**90.333**	**260.978**
Nonoperating income (expense)	21.280	17.791	671	81.786
Profit (loss) before income and social contribution taxes	**662.445**	**(60.764)**	**91.004**	**342.764**
Income and social contribution taxes	(80.362)	165.194	19.979	(90.033)
Minority interest	-	-	-	-
Net profit (loss) for the period	**582.083**	**104.430**	**110.983**	**252.731**
Depreciation / Depletion / Amortization	**82.187**	**66.943**	**21.215**	**18.097**
EBIT	319.071	322.203	75.014	103.961
EBITDA	401.258	389.146	96.229	122.058
Gross profit / Net sales	39,6%	44,3%	36,4%	46,9%
EBITDA / Net sales	28,6%	32,0%	25,8%	33,7%
Net debt / EBITDA (anualized)	2,74	2,99	2,74	2,99

Statements of changes in financial position (in thousand Reais)

	Consolidated 31.12.2003	Consolidated 31.12.2002	Parent 31.12.2003	Parent 31.12.2002
Source of funds				
From operations				
Net profit for the period	610.683	80.131	582.083	104.430
Items not affecting working capital:				
. Depreciaiton, depletion and amortization	178.255	158.160	82.187	66.943
. Net book value of permanent assets disposed of	21.418	18.823	6.616	37.321
. Deferred income and social contribution taxes	74.712	(91.605)	5.929	(70.435)
. Equity income in subsidiaries and affiliates	1.054	-	(355.435)	(451.118)
. Amortization of goodwill	41.687	31.560	41.687	31.560
. Dividends from subsidiaries/ affiliates		-	71.585	48.851
. Provisions	16.276	9.017	21.148	34.741
. Interest and monetary variation of noncurrent assets and liabiliteis	(308.601)	637.784	(146.876)	544.167
	635.484	**843.870**	**308.924**	**346.460**
From shareholders				
. Capital increase	150.000	483.737	150.000	483.737
From third parties				
. Non current loans and financing	1.000.830	473.568	783.686	246.444
. Transfer of noncurrent assets	8.771	50.419	-	17.204
. Noncurrent accounts payable		62.520	-	-
. Capital reduction of subsidiarie		-	653.309	-
. Credit from disposal of investments		503.287	-	-
. Income tax incentives		462	-	462
	1.009.601	**1.090.256**	**1.436.995**	**264.110**
Total sourcers	**1.795.085**	**2.417.863**	**1.895.919**	**1.094.307**
Application of funds				
Permanent Assets				
. Increase in investment	540.804	359.558	374.451	180.807
. Increase in property, plant and equipment	1.718	488.261	1.400	485.754
. Increase in deferred charges	3.975	11.473	2.404	6.813
	546.497	**859.292**	**378.255**	**673.374**
Noncurrent assets	37.590	24.418	18.228	10.612
Distribution of dividends	122.265	73.238	117.584	67.284
Interest on shareholders equity	55.000	-	55.000	
Treasury shares	-	-	-	-
Transfer of noncurrent liabilities to current liabilities	1.198.555	1.179.547	486.004	1.060.554
Total applications	**1.959.907**	**2.136.495**	**1.055.071**	**1.811.824**
Increase (decrease) in working capital	**(164.822)**	**281.368**	**840.848**	**(717.517)**
Changes in working capital				
Current assets	(494.405)	1.210.693	177.516	291.217
Current liabilities	329.583	(929.325)	663.332	(1.008.734)
	(164.822)	**281.368**	**840.848**	**(717.517)**

Statements of cash flow (in million of reais)

	Consolidated 31.12.2003	Consolidated 31.12.2002	Parent company 31.12.2003	Parent Company 31.12.2002
Cash flows from operating activity				
Net income for the year	610.683	80.132	582.083	104.430
Adjustments to reconcile net income to cash generated by operating activities:				
. Depreciation, deplition and amortization	178.255	158.160	82.187	66.943
. Result on sale of fixed assets	(12.520)	(6.651)	(6.226)	(46.145)
. Equity interest in subsidiaries	1.054	-	(355.435)	(451.118)
. Amortization of goodwill	41.687	31.560	41.687	31.560
. Dividends from subsidiaries			71.585	48.851
. Deferred income and social contribution taxes	141.661	(121.256)	6.170	(89.909)
. Exchange and monetary variation changes	(291.575)	559.130	(250.063)	742.768
. Provisions	16.276	34.092	21.148	28.763
Changes in assets and liabilities				
. Increase in trade accounts receivable	(3.326)	(133.591)	23.846	(38.800)
. Increase in other accounts receivable, other debtors and prepaid expenses	(132.698)	(91.970)	(91.631)	(41.537)
. Increase in current and noncurrent liabilities	59.513	14.595	86.776	(99.332)
Net cash from operating activities	**609.010**	**524.201**	**212.127**	**256.474**
Cash flow from investing activities				
. Acquisition of property, plant and equipment	(544.779)	(371.031)	(376.855)	(187.620)
. Acquisition of investments	(1.718)	(488.261)	(1.400)	(485.754)
. Credit from disposal of investiments	503.287	-	-	-
. Capital reduction of subsidiarie	-	-	653.309	-
. Gains (losses) with foreign investments	(83.330)	213.195		
. Income tax incentive	-	462	-	462
. Proceeds generated from sale of fixed assets	33.938	25.475	12.842	83.466
Net cash used in investing activities	**(92.601)**	**(620.160)**	**287.896**	**(589.446)**
Cash flows from financing activities				
. Proceeds of loans and financing	1.428.762	1.085.452	979.772	582.600
. Payments of loans and financing – subsidiaries	(653.309)	-	-	-
. Payments of loans and financing – third parties	(1.302.924)	(1.270.501)	(1.377.934)	(489.405)
. Dividends paied/ proposed	(71.990)	(52.993)	(67.213)	(50.185)
. Interest on shareholders equity	(55.000)	-	(55.000)	
. Capital increase	150.000	483.737	150.000	483.737
Net cash from (used in) financing activities	(504.461)	245.695	(370.375)	526.747
Exchange rate effect on cash and cash equivalents	**(21.558)**	**280.109**	**-**	**-**
Increase in cash and cash equivalents	**(9.611)**	**429.845**	**129.648**	**193.775**
At the beginning of the year	1.342.062	912.217	214.191	20.416
At the end of the year	1.332.451	1.342.062	343.839	214.191

Loans and financing (in million of reais)

	Index		Interest	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
In reais:							
BNDES - Finem	TJLP	(1)	10,11%	195.642	112.048	391.755	343.107
BNDES - Finem	Cesta de moedas	(1)	10,41%	43.530	6.802	62.314	34.810
BNDES - Finame	TJLP	(1)	9,53%	36.208	39.105	41.779	45.408
BNDES - Automático	TJLP	(1)	9,14%	4.340	6.319	5.327	7.980
Working capital:							
Exports financing	US$		5,04%	1.188.430	1.209.930	2.087.253	2.223.104
Sindicated loan	US$	(2)	3,78%	-	-	220.744	363.499
Resolution 63	US$		13,23%	70.967	143.303	70.967	143.303
Credit line FMO	US$		8,72%	39.846	30.760	39.846	30.760
BNDES – Exim	TJLP		LIBOR + 6,04%	-	14.175	-	14.175
Imports financing	US$		3,55%	41.773	24.352	46.062	24.352
Others	US$		-	-	-	11.768	19.946
Total				1.620.736	1.586.794	2.977.815	3.250.444
Current liabilities				524.589	639.973	1.444.468	1.254.449
Noncurrent liabilities				1.096.147	946.821	1.533.347	1.995.995

The loans and financing mature as follows:

	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
2004	-	353.044	-	949.518
2005	418.293	329.793	629.609	533.532
2006	283.404	219.834	438.752	393.044
2007	144.492	17.632	169.709	47.649
2008	94.348	26.518	104.775	72.252
2009	73.439	-	88.444	-
2010 forward	82.171	-	102.058	-
	1.096.147	946.821	1.533.347	1.995.995

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long term interest rate (TJLP) issued by the Brazilian Central Bank.

(2) In the beginning of July 2001, the wholly owned sudsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the eurobonds are due, for a cost of LIBOR plus 2.60% p.a. During the third quarter of 2003 we anticipated the payment of US$ 25 million of this loan. The Eurobonds will be held in trust by the aforementioned owned subsidiary up to its maturity date on July 2004.